SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader

KT Corporation and Its Subsidiaries

Consolidated Interim Financial Statements

September 30, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation and Its Subsidiaries

Index

September 30, 2025 and 2024, and December 31, 2024

Page(s)

Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3-4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7-8

Consolidated Interim Statements of Cash Flows	9-10

Notes to the Consolidated Interim Financial Statements	11-77

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of September 30, 2025, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, and changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, all expressed in Korean won, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of September 30, 2025, and its financial performance and its cash flows for the nine-month periods ended September 30, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 13, 2025. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

November 14, 2025

Notice to Readers

This review report is effective as of November 14, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	September 30, 2025		December 31, 2024
Assets
Current assets
Cash and cash equivalents	4,29	~~W~~	3,890,295	~~W~~	3,716,680
Trade and other receivables, net	4,5,29		6,577,177		6,147,456
Other financial assets	4,6,29		1,500,341		1,344,248
Current tax assets			3,456		1,213
Inventories, net	7		443,844		940,209
Other current assets	8		2,708,446		2,102,131

Total current assets			15,123,559		14,251,937

Non-current assets
Trade and other receivables, net	4,5,29		1,889,761		1,540,727
Other financial assets	4,6,29		3,028,400		2,759,170
Property and equipment, net	9		14,121,140		14,825,814
Right-of-use assets	16		1,181,920		1,212,770
Investment properties, net	9		2,814,140		2,299,616
Intangible assets, net	9		1,665,531		1,862,740
Investments in associates and joint ventures	10		1,588,684		1,562,232
Deferred tax assets			624,742		671,609
Net defined benefit assets	14		55,867		49,351
Other non-current assets	8		919,009		843,991

Total non-current assets			27,889,194		27,628,020

Total assets		~~W~~	43,012,753	~~W~~	41,879,957

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	September 30, 2025		December 31, 2024
Liabilities
Current liabilities
Trade and other payables	4,11,29	~~W~~	7,770,546	~~W~~	7,394,791
Borrowings	4,12,29		2,454,053		3,904,752
Other financial liabilities	4,6,29		446,765		351,632
Current tax liabilities			244,046		123,145
Other provisions	13,15		112,289		112,530
Deferred income	19		65,297		62,247
Other current liabilities	4,8,16		1,130,652		1,925,637

Total Current Liabilities			12,223,648		13,874,734

Non-current liabilities
Trade and other payables	4,11,29		386,557		578,409
Borrowings	4,12,29		8,078,209		6,615,938
Other financial liabilities	4,6,29		638,605		722,517
Net defined benefit liabilities	14		294,090		128,457
Other provisions	13		106,486		111,877
Deferred income	19		207,099		148,960
Deferred tax liabilities			1,037,318		919,996
Other non-current liabilities	4,8,16		780,805		782,520

Total non-current liabilities			11,529,169		10,008,674

Total liabilities			23,752,817		23,883,408

Equity attribute to owners of the controlling company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,986,181		13,779,776
Accumulated other comprehensive income			344,701		63,729
Other components of equity	18		(884,719)		(637,560)

			17,450,920		16,210,702
Non-controlling interest			1,809,016		1,785,847

Total equity			19,259,936		17,996,549

Total liabilities and equity		~~W~~	43,012,753	~~W~~	41,879,957

The above interim consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2025 and 2024

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2025				2024
		Three-month		Nine-month		Three-month		Nine-month
Operating revenue	19,27	~~W~~	7,126,734	~~W~~	21,399,188	~~W~~	6,654,615	~~W~~	19,855,588
Operating expenses	20		6,588,553		19,157,418		6,190,505		18,390,992

Operating profit	27		538,181		2,241,770		464,110		1,464,596
Other income	21		86,267		160,913		89,476		269,773
Other expenses	21		26,252		100,163		40,416		158,815
Finance income	22		30,171		506,401		(53,679)		414,953
Finance costs	22		31,642		532,948		(51,513)		401,011
Share of net profits (losses) of associates and joint ventures	10		(3,286)		4,225		(1,937)		5,268

Profit before income tax			593,439		2,280,198		509,067		1,594,764
Income tax expense	23		148,186		534,864		125,896		408,049

Profit for the period		~~W~~	445,253	~~W~~	1,745,334	~~W~~	383,171	~~W~~	1,186,715

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	391,542	~~W~~	1,619,322	~~W~~	357,341	~~W~~	1,125,896
Non-controlling interests			53,711		126,012		25,830		60,819
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):
Basic earnings per share	24	~~W~~	1,621	~~W~~	6,643	~~W~~	1,453	~~W~~	4,575
Diluted earnings per share	24		1,620		6,639		1,451		4,572

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2025 and 2024

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2025				2024
		Three-month		Nine-month		Three-month		Nine-month
Profit for the period		~~W~~	445,253	~~W~~	1,745,334	~~W~~	383,171	~~W~~	1,186,715

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		788		1,706		187		(461)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			(205)		51		292		(404)
Valuation gains (losses) on equity instruments at fair value through other comprehensive income	6		105,936		252,363		(63,914)		166,887
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		136,928		(33,350)		(84,705)		56,731
Other comprehensive income from cash flow hedges reclassified to profit or loss			(119,573)		67,395		104,363		(48,581)
Share of other comprehensive income of associates and joint ventures			(1,201)		4,437		1,340		6,257
Exchange differences on translation of foreign operations			3,514		(33,168)		(14,994)		31,412

Other comprehensive income (loss) for the period, net of tax			126,187		259,434		(57,431)		211,841

Total comprehensive income for the period		~~W~~	571,440	~~W~~	2,004,768	~~W~~	325,740	~~W~~	1,398,556

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	519,615	~~W~~	1,901,911	~~W~~	310,546	~~W~~	1,322,361
Non-controlling interests			51,825		102,857		15,194		76,195

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		1,125,896		—		—		1,125,896		60,819		1,186,715
Remeasurements of net defined benefit liabilities	14		—		—		798		—		—		798		(1,259)		(461)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(219)		—		—		(219)		(185)		(404)
Share of other comprehensive income of associates and joint ventures			—		—		—		5,406		—		5,406		851		6,257
Valuation gains (losses) on cash flow hedges	6		—		—		—		8,631		—		8,631		(481)		8,150
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		(11,046)		177,511		—		166,465		422		166,887
Exchange differences on translation of foreign operations			—		—		—		15,384		—		15,384		16,028		31,412

Total comprehensive income for the period			—		—		1,115,429		206,932		—		1,322,361		76,195		1,398,556

Transactions with owners
Dividends paid by the Controlling Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim dividends paid by the Controlling Company			—		—		(245,772)		—		—		(245,772)		—		(245,772)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,642)		(20,642)
Change in Consolidation Scope			—		—		—		—		—		—		(796)		(796)
Change in ownership interests in subsidiaries			—		—		—		—		(15,333)		(15,333)		13,032		(2,301)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760		—		3,760
Retirement of treasury stocks			—		—		(205,956)		—		205,956		—		—		—
Others			—		—		—		—		140		140		2,391		2,531

Subtotal			—		—		(934,698)		—		167,423		(767,275)		(6,015)		(773,290)

Balance as at September 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,675,161	~~W~~	259,339	~~W~~	(634,995)	~~W~~	17,304,262	~~W~~	1,882,141	~~W~~	19,186,403

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity
Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,779,776	~~W~~	63,729	~~W~~	(637,560)	~~W~~	16,210,702	~~W~~	1,785,847	~~W~~	17,996,549
Comprehensive income
Profit for the period			—		—		1,619,322		—		—		1,619,322		126,012		1,745,334
Remeasurements of net defined benefit liabilities	14		—		—		2,133		—		—		2,133		(427)		1,706
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		53		—		—		53		(2)		51
Share of other comprehensive income of associates and joint ventures			—		—		—		5,192		—		5,192		(755)		4,437
Valuation gains (losses) on cash flow hedges	6		—		—		—		33,969		—		33,969		76		34,045
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		(569)		253,748		—		253,179		(816)		252,363
Exchange differences on translation of foreign operations			—		—		—		(11,937)		—		(11,937)		(21,231)		(33,168)

Total comprehensive income for the period			—		—		1,620,939		280,972		—		1,901,911		102,857		2,004,768

Transactions with owners
Dividends paid by the Parent Company			—		—		(122,836)		—		—		(122,836)		—		(122,836)
Interim dividends paid by the Parent Company			—		—		(291,641)		—		—		(291,641)		—		(291,641)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(18,672)		(18,672)
Change in Consolidation Scope			—		—		—		—		—		—		(60,177)		(60,177)
Change in ownership interests in subsidiaries			—		—		—		—		728		728		(7,011)		(6,283)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(57)		—		57		—		—		—
Acquisition of treasury stock			—		—		—		—		(250,000)		(250,000)		—		(250,000)
Disposal of treasury stock			—		—		—		—		4,075		4,075		—		4,075
Others			—		—		—		—		(2,019)		(2,019)		6,172		4,153

Subtotal			—		—		(414,534)		—		(247,159)		(661,693)		(79,688)		(741,381)

Balance as of September 30, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,986,181	~~W~~	344,701	~~W~~	(884,719)	~~W~~	17,450,920	~~W~~	1,809,016	~~W~~	19,259,936

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Cash generated from operations	25	~~W~~	4,230,200	~~W~~	4,666,069
Interest paid			(320,637)		(318,999)
Interest received			263,957		288,572
Dividends received			60,077		64,036
Income tax paid			(283,425)		(299,624)

Net cash inflow from operating activities			3,950,172		4,400,054

Cash flows from investing activities
Collection of loans			25,643		25,761
Disposals of financial assets at fair value through profit or loss			61,053		102,893
Disposals of financial assets at amortized cost			598,067		1,342,264
Disposals of financial assets at fair value through other comprehensive income			3,343		34,300
Disposals of investments in associates and joint ventures			13,205		17,881
Disposals of property, equipment and investment properties			34,674		36,069
Disposals of intangible assets			5,598		6,306
Disposals of right-of-use assets			688		118
Disposals of derivatives			4,256		—
Increase in cash due to consolidation scope change			176,993		9,847
Loans granted			(44,723)		(25,122)
Acquisitions of financial assets at fair value through profit or loss			(55,549)		(145,665)
Acquisitions of financial assets at amortized cost			(776,790)		(656,222)
Acquisitions of financial assets at fair value through other comprehensive income			(100,000)		(1,000)
Acquisitions of investments in associates and joint ventures			(21,242)		(44,200)
Acquisitions of property and equipment and investment properties			(2,702,917)		(2,023,026)
Acquisitions of intangible assets			(406,557)		(393,359)
Acquisitions of right-of-use assets			(175)		(14,670)
Decrease in cash due to consolidation scope change			(3)		(10,310)

Net cash outflow from investing activities		~~W~~	(3,184,436)	~~W~~	(1,738,135)

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2025		2024
Cash flows from financing activities
Proceeds from borrowings		~~W~~	5,159,306	~~W~~	2,920,442
Cash inflow from derivatives contracts			132,775		1,118
Cash inflow from transactions with non-controlling shareholders			1,534		1,128
Cash inflow from other financing activities			28,912		800
Repayments of borrowings			(4,921,132)		(3,434,719)
Dividends paid			(433,149)		(749,384)
Cash outflow from derivatives contracts			(5,632)		(855)
Decrease in finance lease liabilities			(298,468)		(266,463)
Acquisition of treasury stock			(250,000)		(27,100)
Cash outflow from transactions with non-controlling shareholders			(3,764)		(31,827)
Cash outflow from other financing activities			(675)		(531)

Net cash outflow from financing activities			(590,293)		(1,587,391)

Effect of exchange rate change on cash and cash equivalents			(1,828)		(189)

Net increase (decrease) in cash and cash equivalents			173,615		1,074,339
Cash and cash equivalents
Beginning of the period			3,716,680		2,879,554

End of the period		~~W~~	3,890,295	~~W~~	3,953,893

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 79 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of the Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represent new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of September 30, 2025, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of September 30, 2025 and December 31, 2024, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2025	December 31, 2024	Closing month
KT Telecop Co., Ltd.	Security service	Korea	92.7%	92.7%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd. [4]	Opening services of fixed line	Korea	96.1%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT GENIE Music Corporation (formerly. GENIE Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite TV	Korea	50.5%	50.5%	December
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [2,4]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2025	December 31, 2024	Closing month
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KTHS Corporation (formerly. KHS Corporation)	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
kt HCN Co., Ltd. (formerly. HCN Co., Ltd.)	Cable television service	Korea	100.0%	100.0%	December
kt Millie Seojae (formerly. Millie Seojae) [2]	Book contents service	Korea	38.4%	38.7%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
kt Altimedia Corporation (formerly. Altimedia Corporation )	Software development and delivery	Korea	100.0%	100.0%	December
KT Altimidia B.V. (formerly. Altimidia B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
KT Altimidia Vietnam (formerly. Altimidia Vietnam)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd.	Information and communications development	Korea	92.6%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2025	December 31, 2024	Closing month
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	98.3%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	100.0%	December
K-Logis Hwaseong Inc	Residential building development and supply	Korea	80.0%	80.0%	December
kt netcore Co. Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	100.0%	December
kt p&m Co. Ltd.	Information and communications development and Electrical design corporation	Korea	100.0%	100.0%	December
Seongsu269 Development PFV Co, Ltd	Investment fund	Korea	90.9%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% of the interest in kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.), KTCS Corporation, KTIS Corporation, kt Millie Seojae (formerly. Millie Seojae), and KT GENIE Music Corporation (formerly. GENIE Music Corporation), these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[4]	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the nine-month period ended September 30, 2025:

Changes	Location	Name of subsidiary	Reason
Excluded	Korea	KT Linkus Co., Ltd.	Merged
Excluded	Korea	KT Music Contents Fund No.2	Liquidated
Excluded	Korea	Initech Co., Ltd.	Shares disposed
Excluded	Korea	PlayD Co., Ltd.	Shares disposed
Excluded	Thailand	Nasmedia Thailand Co.Ltd.	Shares disposed
Included	Korea	Seongsu269 Development PFV Co, Ltd	Newly established
Included	Korea	Townboard Co., Ltd.	Split-off
Excluded	Korea	Townboard Co., Ltd.	Shares disposed

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)	Summarized information for consolidated subsidiaries as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024, is as follows

(In millions of Korean won)	September 30, 2025			Nine-month period ended September 30, 2025 [4]
	Total assets		Total liabilities	Operating revenues	Profit (loss) for the period
KT Telecop Co., Ltd.	~~W~~	431,190	267,982	438,249	16,311
KT Alpha Co., Ltd.		482,904	183,614	292,912	36,880
KT Service Bukbu Co., Ltd.		52,776	53,560	173,269	(643)
KT Service Nambu Co., Ltd.		104,180	114,822	284,483	(11,453)
BC Card Co., Ltd. [1]		7,569,585	5,649,887	2,700,040	135,522
H&C Network		12,245	4,687	20,778	(186)
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [3]		383,619	185,102	88,607	7,389
KTDS Co., Ltd. [3]		283,376	124,829	493,095	28,524
KT M&S Co., Ltd.		271,358	187,211	588,561	16,135
KT MOS Bukbu Co., Ltd.		53,792	35,597	74,793	(55)
KT MOS Nambu Co., Ltd.		53,191	29,001	76,263	1,158
KT Skylife Co., Ltd. [1]		989,861	406,249	737,039	24,804
KT Estate Inc. [1]		3,173,183	1,497,535	484,573	12,725
KT GDH Co., Ltd.		7,968	1,222	2,521	210
KT Sat Co., Ltd.		697,979	34,027	146,708	23,283
KT Sports Co., Ltd.		48,979	17,819	82,294	15,299
KT M Mobile Co., Ltd.		222,441	91,498	292,041	10,361
KT Investment Co., Ltd. [1]		73,070	41,921	4,352	3,502
KTCS Corporation [1]		463,587	242,540	752,189	22,619
KTIS Corporation		462,985	222,336	465,234	34,114
Next Connect PFV		997,016	310,218	1,146,472	391,428
KT Japan Co., Ltd. [1]		2,326	3,769	2,519	105
KT America, Inc.		6,701	461	5,770	357
KT Rwanda Networks Ltd. [2]		114,088	146,302	15,272	(15,585)
AOS Ltd. [2]		15,683	18,637	8,798	1,769
KT Hong Kong Telecommunications Co., Ltd.		9,536	2,091	8,985	333
KT Huimangjieum [1]		12,601	4,664	14,076	1,370
KT Engineering Co., Ltd.		112,157	56,708	171,858	(4,490)
KT Studio Genie Co., Ltd. [1]		887,898	203,749	351,856	12,951

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	September 30, 2025		Nine-month period ended September 30, 2025 [4]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
East Telecom LLC [1]	86,185	39,390	30,923	8,528
KT ES Pte. Ltd. [1]	72,189	62,240	72,986	(4,124)
KTP SERVICES INC.	2,216	18	65	(146)
kt Altimedia Corporation (formerly. Altimedia Corporation)[1]	40,851	8,863	25,318	262
KT RUS LLC	382	—	—	(149)
KT DX VIETNAM COMPANY LIMITED	1,323	140	611	(155)
KT Cloud Co., Ltd. [1]	2,215,223	646,016	719,606	47,731
K-Realty Qualified Private Real Estate Investment Trust No. 1	77,665	50,190	3,445	(964)
AQUA RETAIL VIETNAM COMPANY LIMITED	744	34	526	(600)
kt netcore. Co. Ltd.	139,513	105,977	439,748	(27,600)
kt p&m Co. Ltd.	27,478	17,944	48,228	(394)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024			Nine-month period ended September 30, 2024 [4]
	Total assets		Total liabilities	Operating revenues	Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	54,247	55,750	59,353	(1,088)
KT Telecop Co., Ltd.		400,437	253,509	394,574	8,925
KT Alpha Co., Ltd.		464,180	201,902	313,705	17,013
KT Service Bukbu Co., Ltd.		56,706	56,846	167,224	(7,485)
KT Service Nambu Co., Ltd.		57,827	51,826	211,795	(7,402)
BC Card Co., Ltd. [1]		5,961,047	4,196,724	2,844,618	129,288
H&C Network		59,808	5,039	19,822	1,446
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [1]		492,782	252,707	103,451	16,482
KTDS Co., Ltd. [1]		388,812	179,630	508,481	31,643
KT M&S Co., Ltd.		261,539	193,526	617,918	11,597
KT MOS Bukbu Co., Ltd.		50,262	32,012	74,685	1,653
KT MOS Nambu Co., Ltd.		51,458	28,427	75,525	2,676
KT Skylife Co., Ltd. [1]		1,040,188	463,594	765,940	1,484
KT Estate Inc. [1]		2,617,662	947,834	438,999	15,138
KT GDH Co., Ltd.		7,998	1,462	3,087	253
KT Sat Co., Ltd.		733,574	92,877	135,511	23,474
KT Sports Co., Ltd.		23,299	7,435	69,323	9,840
KT Music Contents Fund No.2		5,508	1,589	89	44
KT M Mobile Co., Ltd.		195,196	74,570	255,684	7,418
KT Investment Co., Ltd. [1]		84,369	56,721	6,816	1,554
KTCS Corporation [1]		435,066	232,129	842,040	3,178
KTIS Corporation		469,932	261,826	453,036	9,822
Next Connect PFV		1,429,260	1,133,891	—	(6,460)
KT Japan Co., Ltd. [1]		1,750	3,289	2,310	254
KT America, Inc.		6,843	614	5,657	199
KT Rwanda Networks Ltd. [2]		131,362	341,313	16,435	(12,427)
AOS Ltd. [2]		14,305	19,422	7,907	1,666
KT Hong Kong Telecommunications Co., Ltd.		9,105	1,680	14,241	591
KT Huimangjieum [1]		8,854	2,275	13,073	1,538
KT Engineering Co., Ltd.		183,753	123,132	184,986	(2,686)
KT Studio Genie Co., Ltd. [1]		880,509	212,683	326,651	13
East Telecom LLC [1]		75,828	40,371	26,097	4,804

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024		Nine-month period ended September 30, 2024 [4]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT ES Pte. Ltd. [1]	78,800	59,114	69,998	(9,422)
KTP SERVICES INC.	3,257	750	497	118
kt Altimedia Corporation (formerly. Altimedia Corporation) [1]	45,287	11,919	25,592	(897)
KT RUS LLC	420	—	—	(91)
KT DX VIETNAM COMPANY LIMITED	1,568	120	284	(236)
KT Cloud Co., Ltd. [1]	2,061,020	542,569	562,204	36,344
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,220	50,681	3,182	(975)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,903	497	351	(620)
kt netcore Co. Ltd.	61,213	79	—	—
kt p&m Co. Ltd	10,029	96	—	—

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of subsidiary that was disposed of during the current period, from the beginning of the reporting period to the date of loss of control, is reflected.
[4]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the nine-month period ended September 30, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

•	K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

•	K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures - Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted.

•	K-IFRS 1109 Financial Instruments - Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

•	K-IFRS 1110 Consolidated Financial Statements - Determination of ‘de facto agent’

The amendments have amended K-IFRS 1110:B74 to use less conclusive language and to clarify that the relationship described in K-IFRS1110:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

•	K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards - Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101:B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

•	K-IFRS 1107 Financial Instruments: Disclosures - Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107:B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

•	K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2.3	Accounting Policies

The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	3,890,295	—	—	—	3,890,295
Trade and other receivables		8,254,975	—	211,963	—	8,466,938
Other financial assets		1,022,231	1,176,185	2,107,610	222,715	4,528,741

(In millions of Korean won)	September 30, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	7,587,448	—	—	—	7,587,448
Borrowings		10,532,262	—	—	—	10,532,262
Other financial liabilities		972,598	106,146	6,626	—	1,085,370
Lease liabilities		—	—	—	1,055,587	1,055,587
[1] Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	3,716,680	—	—	—	3,716,680
Trade and other receivables		7,573,409	—	114,774	—	7,688,183
Other financial assets		962,653	1,029,926	1,665,368	445,471	4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	7,214,174	—	—	—	7,214,174
Borrowings		10,520,690	—	—	—	10,520,690
Other financial liabilities		942,135	132,011	3	—	1,074,149
Lease liabilities		—	—	—	1,059,453	1,059,453

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,626,919	(388,827)	(7,833)	3,230,259
Other receivables		3,448,267	(99,261)	(2,088)	3,346,918

Total	~~W~~	7,075,186	(488,088)	(9,921)	6,577,177

Non-current assets
Trade receivables	~~W~~	291,867	(1,298)	(14,229)	276,340
Other receivables		1,714,131	(90,570)	(10,140)	1,613,421

Total	~~W~~	2,005,998	(91,868)	(24,369)	1,889,761

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,309,177	(378,327)	(9,011)	2,921,839
Other receivables		3,335,066	(107,653)	(1,796)	3,225,617

Total	~~W~~	6,644,243	(485,980)	(10,807)	6,147,456

Non-current assets
Trade receivables	~~W~~	260,154	(1,299)	(14,977)	243,878
Other receivables		1,405,923	(96,941)	(12,133)	1,296,849

Total	~~W~~	1,666,077	(98,240)	(27,110)	1,540,727

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Details of other receivables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Loans	~~W~~	61,559	42,413
Receivables [1]		2,857,385	2,913,728
Accrued income		59,837	40,950
Refundable deposits		239,580	264,054
Loans receivable		1,652,765	1,209,887
Finance lease receivables		212,155	202,372
Others		66,889	53,656
Less: Provision for impairment		(189,831)	(204,594)

Total	~~W~~	4,960,339	4,522,466

[1]	As of September 30, 2025, credit sales asset of ~~W~~ 2,018,307 million (December 31, 2024: ~~W~~ 1,970,895 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of September 30, 2025.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,022,231	962,653
Financial assets at fair value through profits or loss [1,2]		1,176,185	1,029,926
Financial assets at fair value through other comprehensive income		2,107,610	1,665,368
Derivatives used for hedging		222,715	445,471
Less: Non-current		(3,028,400)	(2,759,170)

Current	~~W~~	1,500,341	1,344,248

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	972,598	942,135
Financial liabilities at fair value through profits or loss		106,146	132,011
Derivatives used for hedging		6,626	3
Less: Non-current		(638,605)	(722,517)

Current	~~W~~	446,765	351,632

[1]

As of September 30, 2025, the Group’s financial instruments amount to ~~W~~ 105,844 million (December 31, 2024: ~~W~~ 97,913 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of September 30, 2025, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 10,539 million (December 31, 2024: ~~W~~ 10,511 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and KT Cloud Co., Ltd. (Note 15).
[4]	The amount includes liabilities convertible preferred Stock issued by KT Cloud Co., Ltd. (Note 15).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Equity instruments (Listed)	~~W~~	3,085	5,620
Equity instruments (Unlisted)		45,934	47,227
Debt instruments		1,127,166	971,805
Derivatives held for trading		—	5,274

Total		1,176,185	1,029,926
Less: Non-current		(782,724)	(826,708)

Current	~~W~~	393,461	203,218

2)

The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of September 30, 2025.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Equity instruments (Listed)	~~W~~	1,662,164	1,317,458
Equity instruments (Unlisted)		439,161	341,753
Debt instruments		6,285	6,157

Total		2,107,610	1,665,368
Less: Non-current		(2,107,610)	(1,665,368)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Derivatives used for Hedging

1)	Details of valuation of derivatives used for hedging as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities
Interest rate swap	~~W~~	600	—	352	3
Currency swap [1]		222,115	6,626	445,119	—

Total		222,715	6,626	445,471	3
Less: Non-current		(124,262)	(6,626)	(261,719)	—

Current	~~W~~	98,453	—	183,752	3

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2)	Details of valuation gains and losses on the derivative instruments for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Interest rate swap	~~W~~	9	98	281	62	—	(785)
Currency swap		12,428	93,442	45,238	65,857	2,677	11,731

Total	~~W~~	12,437	93,540	45,519	65,919	2,677	10,946

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation losses of ~~W~~ 44,851 million as other comprehensive income for the year ended September 30, 2025 (for the nine-month period ended September 30, 2024: valuation gains of ~~W~~ 75,859 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 634 million as current profit or loss for the year ended September 30, 2025 (for the nine-month period ended September 30, 2024: ~~W~~ 1,608 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 90,370 million for the year ended September 30, 2025 (for the nine-month period ended September 30, 2024: valuation gains of ~~W~~ 64,913 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Derivatives held for trading [1]	~~W~~	106,146	132,011

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the nine-month period ended September 30, 2025. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors. (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	27,164	1,679	11,098	—

7.	Inventories

Inventories as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	September 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	474,540	(38,098)	436,442	1,003,127	(99,517)	903,610
Others		7,402	—	7,402	37,123	(524)	36,599

Total	~~W~~	481,942	(38,098)	443,844	1,040,250	(100,041)	940,209

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2025 amounts to ~~W~~ 3,272,984 million (for the nine-month periods ended September 30, 2024: ~~W~~ 2,628,976 million) and reversal valuation loss on inventory amounts to ~~W~~ 61,943 million for the nine-month period ended September 30, 2025 (for the nine-month periods ended September 30, 2024: ~~W~~ 22,041 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Other assets
Advance payments	~~W~~	202,164	217,679
Prepaid expenses		332,397	170,544
Contract cost		2,079,928	1,738,164
Contract assets		978,366	800,806
Others		34,600	18,929
Less: Non-current		(919,009)	(843,991)

Current	~~W~~	2,708,446	2,102,131

Other liabilities
Advances received [1]	~~W~~	345,608	1,151,499
Withholdings		160,467	154,355
Unearned revenue [1]		54,534	38,327
Lease liabilities		1,055,587	1,059,453
Contract liabilities		261,477	273,320
Others		33,784	31,203
Less: Non-current		(780,805)	(782,520)

Current	~~W~~	1,130,652	1,925,637

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	14,825,814	14,872,079
Acquisition and capital expenditure		1,611,453	1,862,339
Disposal and termination		(58,026)	(51,418)
Depreciation		(2,129,900)	(2,107,814)
Transfer from investment properties		122,457	1,052
Changes in consolidation scope		(3,644)	(1,326)
Others [1]		(247,014)	(65,762)

Ending, net	~~W~~	14,121,140	14,509,150

[1]	Amounts include transfers to intangible assets.

(2)	Changes in investment properties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	2,299,616	2,198,135
Acquisition and capital expenditure		690,236	112,709
Disposal		—	(1,772)
Depreciation		(51,029)	(39,286)
Transfer to property and equipment		(122,457)	(1,052)
Changes in consolidation scope		(3,401)	—
Others		1,175	(1,208)

Ending, net	~~W~~	2,814,140	2,267,526

(3)

As of September 30, 2025, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 113,874 million for one year or less, ~~W~~ 122,475 million for more than one year and less than five years, ~~W~~ 12,235 million for over five years, and ~~W~~ 248,584 million in total.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Changes in intangible assets for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,862,740	2,533,861
Acquisition and capital expenditure [1]		310,713	147,984
Disposal and termination		(11,505)	(14,266)
Amortization		(457,048)	(494,165)
Impairment		(802)	(857)
Changes in consolidation scope		(34,653)	(9,370)
Others		(3,914)	21,748

Ending, net	~~W~~	1,665,531	2,184,935

[1]	Amounts include transfers from property and equipment.

(5)

The carrying amount of intangible assets with indefinite useful lives, including membership rights (except for goodwill), that are not subject to amortization, is ~~W~~ 200,822 million as of September 30, 2025 (December 31, 2024: ~~W~~ 203,227 million).

(6)	Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As of September 30, 2025, the goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
KT GENIE Music Corporation(formerly. GENIE Music Corporation)		38,258
kt Millie Seojae(formerly. Millie Seojae)		54,725
KT Telecop Co., Ltd.		15,418
KT MOS Bukbu Co., Ltd. and others		32,604

Total	~~W~~	247,296

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of September 30, 2025 and December 31, 2024, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2025	December 31, 2024
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395	35.3%	35.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary shares as of September 30, 2025, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	191,125	—	849	(1,366)	190,608
K Bank Inc.		917,641	—	30,558	(2,154)	946,045
HD Hyundai Robotics Co., Ltd.		45,830	—	(1,098)	1,057	45,789
Megazone Cloud Corporation		130,773	—	(1,062)	2,883	132,594
IGIS No. 468-1 General Private Real Estate Investment Company		23,374	—	(84)	—	23,290
KT-DSC Creative Economy Youth Start-up Investment Fund		15,951	(650)	1,438	(700)	16,039
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		9,727	—	(2,749)	—	6,978
Others [1]		227,811	15,578	(15,957)	(91)	227,341

Total	~~W~~	1,562,232	14,928	11,895	(371)	1,588,684

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	617	983	178,654
K Bank Inc.		872,881	—	40,088	3,456	916,425
HD Hyundai Robotics Co., Ltd.		47,734	—	574	(685)	47,623
Megazone Cloud Corporation		131,694	—	(2,236)	1,365	130,823
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(56)	—	23,428
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(6,726)	(845)	17,271
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(1,734)	—	10,208
LS Marine Solution Co., Ltd.		23,492	(19,656)	237	(4,073)	—
Others [1]		243,491	40,441	(28,375)	(964)	254,593

Total	~~W~~	1,556,889	20,510	2,389	(763)	1,579,025

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the nine-months period ended September 30, 2025 amount to ~~W~~ 271 million (nine-month period ended September 30, 2024: net loss of ~~W~~ 216 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)

Summarized statements of financial position of the major associates and joint ventures as of September 30, 2025 and December 31, 2024 and summarized statements of profit or loss for the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Assets		Liabilities	Operating revenue	Profit (loss) for the period
KIF Investment Fund	~~W~~	571,822	—	10,698	2,547
K Bank Inc.		33,269,134	31,076,918	999,897	103,379
HD Hyundai Robotics Co., Ltd.		354,517	103,791	182,327	(11,007)
Megazone Cloud Corporation		1,672,398	1,048,663	1,217,766	(3,423)
IGIS No. 468-1 General Private Real Estate Investment Company		52,176	6	—	(189)
KT-DSC Creative Economy Youth Start-up Investment Fund		56,549	414	6,719	3,368
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		201,542	178,400	—	(1,744)

(In millions of Korean won)	December 31, 2024			September 30, 2024
	Assets		Liabilities	Operating revenue	Profit (loss) for the period
KIF Investment Fund	~~W~~	573,376	—	12,407	1,850
K Bank Inc		31,191,682	29,187,152	875,824	122,419
HD Hyundai Robotics Co., Ltd.		356,541	105,722	166,702	3,872
Megazone Cloud Corporation		1,456,061	860,488	1,226,033	(12,575)
IGIS No. 468-1 General Private Real Estate Investment Company		52,370	11	4	(126)
KT-DSC Creative Economy Youth Start-up Investment Fund		56,231	404	3,994	(21,230)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		175,328	133,665	—	(333)

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 5,447 million for the nine-month period September 30, 2025 (nine-month period ended September 30, 2024: ~~W~~ 1,053 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of September 30, 2025 is ~~W~~ 12,712 million (December 31, 2024: ~~W~~ 7,942 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	1,145,345	1,036,707
Other payables		6,625,201	6,358,084

Total	~~W~~	7,770,546	7,394,791

Non-current liabilities
Trade payables		665	1,035
Other payables	~~W~~	385,892	577,374

Total	~~W~~	386,557	578,409

(2)	Details of other payables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Non-trade payables [1]	~~W~~	3,698,078	4,578,424
Accrued expenses		1,604,075	1,293,627
Operating deposits		1,451,705	833,482
Others		257,235	229,925
Less: non-current		(385,892)	(577,374)

Current	~~W~~	6,625,201	6,358,084

[1]	As of September 30, 2025, credit sale liabilities amounting to ~~W~~ 1,773,257 million (December 31, 2024: ~~W~~ 1,612,495 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	140,220	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		560,880	USD 400,000		588,000
MTNP notes	Sep. 01, 2025	—	—		—	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		420,660	USD 300,000		441,000
MTNP notes	Aug. 08, 2025	—	—		—	USD 500,000		735,000
MTNP notes	Feb. 02, 2028	4.125%	USD 500,000		701,100	USD 500,000		735,000
MTNP notes	Mar. 05, 2027	1.217%	JPY 23,300,000		219,889	—		—
MTNP notes	Mar. 07, 2028	1.367%	JPY 6,700,000		63,230	—		—
MTNP notes	Jan. 03, 2029	4.375%	USD 500,000		701,100	—		—
FR notes [2]	Sep. 29, 2028	Compounded SOFR(3M) +0.660%	USD 200,000		280,440	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	—	—		—	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	—	—		—	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	—	—		—	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	—	—		—	—		85,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	—	130,000	—	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	—	70,000	—	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1st unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	50,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	—	—	—	—	40,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	—	—	—	—	20,000
The 156-1st Won-denominated unsecured bond	Mar. 25, 2025	—	—	—	—	60,000
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	—	—	—	—	50,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	—	—	—	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	—	—	—	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	—	—	—	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	—	—	—	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	—	—	—	—	40,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	—	—	—	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	—	—	—	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	—	—	—	—	40,000
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	—	—	—	—	70,000
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—	40,000	—	40,000
The 169th Won-denominated unsecured bond	Apr. 04, 2025	—	—	—	—	50,000
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—	50,000	—	50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—	20,000	—	20,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—	60,000	—	60,000
The 172-1st Won-denominated unsecured bond	Mar. 06, 2026	3.514%	—	10,000	—	10,000
The 172-2nd Won-denominated unsecured bond	Mar. 09, 2026	3.514%	—	40,000	—	40,000
The 172-3rd Won-denominated unsecured bond	Sep. 09, 2026	3.474%	—	30,000	—	30,000
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—	60,000	—	60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—	50,000	—	50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—	40,000	—	40,000
The 174th Won-denominated unsecured bond	Nov. 10, 2025	3.339%	—	60,000	—	60,000
The 175-1st Won-denominated unsecured bond	Dec. 10, 2025	3.169%	—	50,000	—	50,000
The 175-2nd Won-denominated unsecured bond	Dec. 10, 2027	3.101%	—	50,000	—	50,000
The 176th Won-denominated unsecured bond	Dec. 18, 2026	3.134%	—	70,000	—	70,000
The 177-1st Won-denominated unsecured bond	Jul. 09, 2027	3.097%	—	70,000	—	—
The 177-2nd Won-denominated unsecured bond	Jul. 12, 2027	3.097%	—	70,000	—	—
The 177-3rd Won-denominated unsecured bond	Jan. 09, 2029	3.115%	—	30,000	—	—
The 177-4th Won-denominated unsecured bond	Jan. 09, 2030	3.140%	—	40,000	—	—
The 178-1st Won-denominated unsecured bond	Feb. 28, 2029	3.026%	—	50,000	—	—
The 178-2nd Won-denominated unsecured bond	Feb. 28, 2030	3.087%	—	30,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 179-1st Won-denominated unsecured bond	Sep. 23, 2027	3.013%	—		10,000	—		—
The 179-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.013%	—		40,000	—		—
The 179-3rd Won-denominated unsecured bond	Mar. 24, 2028	3.038%	—		50,000	—		—
The 179-4th Won-denominated unsecured bond	Mar. 25, 2030	3.126%	—		20,000	—		—
The 179-5th Won-denominated unsecured bond	Sep. 25, 2030	3.178%	—		20,000	—		—
The 180-1st Won-denominated unsecured bond	Apr. 03, 2028	2.989%	—		90,000	—		—
The 180-2nd Won-denominated unsecured bond	Apr. 04, 2028	2.989%	—		70,000	—		—
The 180-3rd Won-denominated unsecured bond	Apr. 04, 2029	3.026%	—		40,000	—		—
The 181-1st Won-denominated unsecured bond	Nov. 22, 2027	2.730%	—		80,000	—		—
The 181-2nd Won-denominated unsecured bond	May. 22, 2028	2.781%	—		100,000	—		—
The 181-3rd Won-denominated unsecured bond	May. 22, 2029	2.851%	—		40,000	—		—
The 182-1st Won-denominated unsecured bond	Feb. 11, 2028	2.776%	—		30,000	—		—
The 182-2nd Won-denominated unsecured bond	Jun. 13, 2028	2.822%	—		70,000	—		—
The 183th Won-denominated unsecured bond	Aug. 22, 2028	2.798%	—		80,000	—		—

Subtotal					8,482,519			9,154,000
Less: Current portion					(1,759,732)			(3,073,474)
Discount on bonds					(24,617)			(24,177)

Total				~~W~~	6,698,170		~~W~~	6,056,349

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

[1]

As of September 30, 2025, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2]	As of September 30, 2025, the interest rates for Daily SOFR and CMS (10Y) are approximately 4.240%, 2.773% respectively.

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	September 30, 2025		December 31, 2024
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	—	~~W~~	—	8,000
Redemption premium					—	2,267
Conversion rights adjustment					—	(580)

Subtotal					—	9,687
Less: Current portion					—	(9,687)

Total				~~W~~	—	—

[1]	Convertible bond was fully redeemed for the nine-month period ended September 30, 2025.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	September 30, 2025			December 31, 2024
			Foreign currency	Korean won		Foreign currency	Korean won
Operational
		4.900%~5.430%	—	~~W~~	13,990	—	~~W~~	13,990
	Shinhan Bank [1]	Term SOFR(3M)+1.580%	USD 35,000		49,077	—		—
		—	—		—	—		87,000
		2.740%	—		70,000	—		—
	Woori Bank	—	—		—	—		141,950
	Korea Development	3.690%~4.830%	—		33,800	—		—
	Bank	—	—		—	—		35,000
	Industrial Bank of Korea	4.270%	—		6,000	—		6,000
	Hana Bank [1]	FB(6M)+1.988%	—		5,000	—		—
	KB SECURITIES	—	—		—	—		120,000
		2.730%	—		30,000	—		—
	NongHyup Bank [1]	MOR(6M)+1.770%	—		1,000	—		—
		—	—		—	—		14,200
	Standard Chartered Bank	—	—		—	—		32,000
	Korea Investment & Securities	2.730%~3.130%	—		160,000	—		—
	Kiwoom Securities Co., Ltd.	3.130%	—		10,000	—		—
	Shinhan Securities Co., Ltd.	2.880%~2.940%	—		197,390	—		—
	Daol Securities Co., Ltd	2.600%	—		97,991	—		—
	BIVD	6.400%	VND 4,360,375		232	—		—

Total				~~W~~	674,480		~~W~~	450,140

[1]	As of September 30, 2025, the interest rates for Term SOFR (3M), Financial Bond (6M), and MOR (6M) are 3.976%, 2.566%, and 2.560%, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			September 30, 2025			December 31, 2024
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	493	—	~~W~~	987
CA-CIB	General loans	3.020%~3.820%	—		200,000	—		100,000
JPM	General loans	—	—		—	—		100,000
DBS	General loans	2.980%~3.820%	—		200,000	—		100,000
	General loans	3.390%	—		100,000	—		100,000
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		29,624	USD 21,127		31,056
	General loans [2]	Term SOFR(3M)+1.600%	USD 8,640		12,115	USD 8,910		13,098
Shinhan Bank	General loans	—	—		—	—		62,398
	General loans	4.300%	—		16,900	—		—
	General loans	—	—		—	USD 35,000		51,450
	General loans [2]	EURIBOR(3M)+0.950%	EUR 6,900		11,347	EUR 6,900		10,548
Woori Bank	PF loans [2]	CD(91D)+1.750%	—		25,526	—		26,526
	General loans	3.970%	—		18,000	—		—
Hi Investment & Securities	CP	2.302%	—		97,104	—		95,321
Korea Investment & Securities	CP	—	—		—	—		78,933
Korea Development Bank	General loans	3.770%	—		33,000	—		33,000
KDB Bank Uzbekistan	loans [3]	23.000%	UZS 29,744,161		3,569	UZS 45,448,426		4,999
	loans [3]	10.300%	USD 5,446		7,886	USD 5,400		7,725
NH Jayang	PF loans	—	—		—	—		8,366
Kyobo Life Insurance	PF loans	—	—		—	—		44,385
Standard Chartered Bank Korea	PF loans	3.900%	—		65,000	—		—
	PF loans	—	—		—	—		29,590
Samsung Life Insurance	PF loans	—	—		—	—		24,658
	General loans	4.750%	—		8,000	—		8,000
Kookmin Bank	General loans [2]	CD(91D)+1.480%	—		20,000	—		—
NongHyup Bank	PF loans	3.900%	—		70,000	—		—
Korea Investment Capital	PF loans	8.000%	—		10,000	—		—
Korea Investment Savings Bank	PF loans	8.000%	—		6,000	—		—
DHG The 1st Co., Ltd.	PF loans	10.000%	—		10,000	—		—
Industrial Bank of Korea	PF loans	3.900%	—		65,000	—		—
Kyongnam Bank and others	General loans	4.300%	—		31,274	—		—
Hana Bank and others	PF loans	4.700%	—		359,042	—		—

Subtotal					1,399,880			931,040
Less: Current portion					(19,841)			(371,451)

Total				~~W~~	1,380,039		~~W~~	559,589

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	As of September 30, 2025, the interest rates for TERM SOFR (3M), EURIBOR (3M), and CD (91D) are approximately 3.976%, 2.032% 2.570% respectively.
[3]	The general loans are repayable in installments over 3 years after a two-year grace period.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of September 30, 2025, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Oct.1, 2025 ~ Sep.30, 2026	~~W~~	1,200,000	560,880	1,760,880	633,896	60,425	694,321	2,455,201
Oct.1, 2026 ~ Sep.30, 2027		990,000	640,549	1,630,549	1,268,318	41,739	1,310,057	2,940,606
Oct.1, 2027 ~ Sep.30, 2028		1,305,000	1,044,770	2,349,770	33,000	3,818	36,818	2,386,588
Oct.1, 2028 ~ Sep.30, 2029		400,000	701,100	1,101,100	—	3,818	3,818	1,104,918
After Oct.1, 2029		1,500,000	140,220	1,640,220	25,526	3,819	29,345	1,669,565

Total	~~W~~	5,395,000	3,087,519	8,482,519	1,960,740	113,619	2,074,359	10,556,878

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

13.	Provisions

Changes in provisions the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,690	141,761	60,956	224,407
Increase (transfer)		27	2,421	16,502	18,950
Usage		(27)	(5,411)	(14,106)	(19,544)
Reversal		(100)	(774)	(447)	(1,321)
Others		—	(3,717)	—	(3,717)

Ending balance	~~W~~	21,590	134,280	62,905	218,775

Less: Current	~~W~~	(21,590)	(28,657)	(62,042)	(112,289)
Non-current		—	105,623	863	106,486

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		(194)	9,290	5,295	14,391
Usage		(3,389)	(1,298)	(4,901)	(9,588)
Reversal		(3,102)	(627)	(941)	(4,670)

Ending balance	~~W~~	23,022	140,524	58,810	222,356

Less: Current	~~W~~	(22,990)	(23,376)	(58,678)	(105,044)
Non-current		32	117,148	132	117,312

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of September 30, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	2,332,222	2,232,898
Fair value of plan assets		(2,093,999)	(2,153,792)

Liabilities	~~W~~	294,090	128,457

Assets	~~W~~	55,867	49,351

(2)	Changes in the defined benefit obligations for the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,232,898	2,365,793
Current service cost		166,996	165,507
Interest expense		48,742	62,965
Benefit paid		(108,119)	(177,901)
Remeasurements on defined benefit obligations:		4,352	4,108
Changes in scope of consolidation		(11,308)	(422)
Others		(1,339)	539

Ending	~~W~~	2,332,222	2,420,589

(3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,153,792	2,462,925
Interest income		50,432	68,715
Remeasurements on plan assets:		(2,836)	1,451
Employer contributions		6,763	7,136
Benefits paid		(99,383)	(168,724)
Changes in scope of consolidation		(11,636)	—
Others		(3,133)	36,445

Ending	~~W~~	2,093,999	2,407,948

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Amounts recognized in the consolidated statement of profit or loss for the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	166,996	165,507
Net interest expense		(1,690)	(5,750)
Transfer out		(9,698)	(11,706)

Total expenses	~~W~~	155,608	148,051

15.	Commitments and Contingencies

(1)	As of September 30, 2025, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	493
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan backed by electronic accounts receivable-trade	Kookmin Bank and others		781,100	216,111
Plus electronic notes payable	Industrial Bank of Korea		50,000	995
Working capital loan	Korea Development Bank and others		1,519,590	260,890
	Shinhan Bank		USD 64,767	USD 64,767
	Woori Bank		EUR 6,900	EUR 6,900
Facility loans	Shinhan Bank and others		699,500	627,908
Derivatives transaction limit	Korea Development Bank and others		USD 1,920,000	USD 1,920,000
	Shinhan Bank and others		JPY 30,000,000	JPY 30,000,000

			KRW 3,465,130	1,108,129
Total			USD 1,984,767	1,984,767
			EUR 6,900	6,900
			JPY 30,000,000	30,000,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	As of September 30, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		2,900
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
	Guarantee for payment in Korean currency		754
	Refund guarantee for advances received	USD	21,550
Shinhan Bank	Guarantee for payment in foreign currency	USD	76,633
	Corporate card issuance guarantee	VND	231,830
	Guarantee for payment in Korean currency		100
	Guarantee for payment in foreign currency	USD	7,000
Woori Bank	Performance guarantee and others	USD	233
	Guarantee for payment in foreign currency	EUR	6,900
HSBC	Guarantees for depositions	USD	1,511
Seoul Guarantee Insurance Company	Performance guarantee and others		426,176
Korea Software Financial Cooperative	Performance guarantee and others		1,653,243
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		25,526
Information & Communication Financial Cooperative	Performance guarantee and others		838,233

Total	KRW		2,951,067
	USD		120,413
	EUR		6,900
	VND		231,830

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of September 30, 2025, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million (as of December 31, 2024: ~~W~~ 433 million).

(4)

For the nine-month period ended September 30, 2025, the Group entered into agreements with the Securitization Specialty Companies (2025: First 5G 79th to 82nd Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of September 30, 2025, the Group is a defendant in 164 lawsuits with the total claimed amount of ~~W~~ 157,815 million (as of December 31, 2024: ~~W~~ 141,941 million). As of September 30, 2025, litigation provisions of ~~W~~ 21,590 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of September 30, 2025 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(7)	As of September 30, 2025, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(8)

As of September 30, 2025, the contract amount of properties and equipment, intangible assets and investment properties acquisition agreement made but not yet recognized amounts to ~~W~~ 346,898 million (as of December 31, 2024: ~~W~~ 350,949 million).

(9)	As of September 30, 2025, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

(10)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 6).

(11)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of September 30, 2025, remaining amounts of USD 27,650 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future.

(12)

During the operating period, the Group has an obligation of ~~W~~ 470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure.

(13)

The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(14)

The Group entered into an agreement with equity investor who participated in the equity acquisition contract of KT Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(15)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(16)	As of September 30, 2025, the Group is in the process of exercising a put option on all of its shares in KT Rwanda Networks Ltd. under the shareholders’ agreement with the Rwandan government.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(17)	Details of properties and equipment and investment properties provided as collateral as of September 30, 2025 and December 31, 2024, are as follows

(in millions of Korean won)	September 30, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	1,296,447	816,362	Borrowings	648,289	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank and others
Land and buildings		724,897	107,905	Deposits received	91,722	leaseholders

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		541,351	68,019	Deposits received	58,062	leaseholder

(18)

The Group has established supplier finance agreements with certain suppliers, under which participating suppliers may receive early payment of invoices issued to the Group through the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of September 30, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 49,542 million (as of December 31, 2024: ~~W~~ 16,081 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ~~W~~ 32,410 million (as of December 31, 2024: ~~W~~ 9,746 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.

(19)

As of September 30, 2025, the Group became aware of damage caused by unauthorized small sum-payments and security incidents, and is currently under investigation by the Personal Information Protection Commission regarding the timing and circumstances of the incident. As the investigation is ongoing, the Group cannot reasonably estimate any obligations that may arise in connection with this matter.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Right-of-use assets
Property and building	~~W~~	995,882	950,940
Machinery and communication line facilities		74,069	103,672
Others		111,969	158,158

Total	~~W~~	1,181,920	1,212,770

(In millions of Korean won)	September 30, 2025		December 31, 2024
Lease liabilities[1]
Current	~~W~~	346,649	349,264
Non-current		708,938	710,189

Total	~~W~~	1,055,587	1,059,453

[1]	Included in the line item other current liabilities and other non-current liabilities in the consolidated statements of financial position (Note 8).

For the nine-month periods ended September 30, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 300,230 million and ~~W~~ 224,696, respectively.

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the nine-month period September 30, 2025, and 2024, are as follows:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	239,032	224,482
Machinery and communication line facilities		23,563	19,257
Others		54,893	61,023

Total	~~W~~	317,488	304,762

Interest expense relating to lease liabilities	~~W~~	28,797	37,229
Expense relating to short-term leases		8,381	5,784
Expense relating to leases of low-value assets that are not short-term leases		22,495	19,113
Expense relating to variable lease payments not included in lease liabilities		10,053	10,792

The total cash outflow for leases for the nine-month periods ended September 30, 2025 and 2024, is ~~W~~ 366,742 million and ~~W~~ 344,704 million, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

17.	Retained Earnings

Details of retained earnings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		9,552,570	8,346,165

Total	~~W~~	14,986,181	13,779,776

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

18.	Other Components of Equity

(1)	The Group’s other components of equity, as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Treasury stock	~~W~~	(461,135)	(215,210)
Gain on disposal of treasury stock		2,826	2,862
Share-based compensation		4,688	7,106
Equity transactions within consolidated entities [1]		(431,098)	(432,318)

Total	~~W~~	(884,719)	(637,560)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of September 30, 2025 and December 31, 2024, the details of treasury stock, are as follows:

	September 30, 2025		December 31, 2024
Number of shares (in shares)		10,926,622	6,188,739
Amount (in millions of Korean won)	~~W~~	461,135	215,210

Treasury stock held as of September 30, 2025, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for three-month and the nine-month periods ended September 30, 2025 and 2024:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Revenue from contracts with customers	~~W~~	7,051,596	21,196,380	6,594,289	19,681,289
Revenue from other sources		75,138	202,808	60,326	174,299

Total	~~W~~	7,126,734	21,399,188	6,654,615	19,855,588

(2)	Operating revenues for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Services provided	~~W~~	5,920,837	17,438,923	5,751,952	17,251,247
Sales of goods		1,205,897	3,960,265	902,663	2,604,341

Total	~~W~~	7,126,734	21,399,188	6,654,615	19,855,588

Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenue from real estate construction commitments included in sales of goods is recognized over time.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Contract assets [1]	~~W~~	1,124,055	977,514
Contract liabilities [1]		286,612	1,089,146
Deferred revenue [2]		101,111	87,209

[1]

The Group recognized contract assets of ~~W~~ 145,689 million and contract liabilities of ~~W~~ 25,135 million for long-term construction contracts as of September 30, 2025 (December 31, 2024: contract assets of ~~W~~ 176,708 million and contract liabilities of ~~W~~ 815,826 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grant is excluded.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Incremental costs of obtaining a contract	~~W~~	2,000,539	1,666,042
Costs to fulfil a contract		79,389	72,122

Total	~~W~~	2,079,928	1,738,164

As of September 30, 2025, the Group recognized ~~W~~ 1,338,011 million (nine-month period ended September 30, 2024: ~~W~~ 1,285,231 million) of operating expenses related to contract assets.

(5)	For the three-month and nine-month periods ended September 30, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward, is as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	40,489	159,114	50,466	166,251
Deferred revenue of joining/installment fees		10,785	35,088	10,023	32,727

Total	~~W~~	51,274	194,202	60,489	198,978

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

20.	Operating Expenses

(1)	Operating expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Salaries and wages	~~W~~	1,167,608	3,408,799	1,118,334	3,432,409
Depreciation		710,166	2,141,718	710,135	2,114,914
Depreciation of right-of-use assets		104,183	317,488	98,571	304,762
Amortization of intangible assets		151,336	451,054	156,045	484,926
Commissions		391,908	1,182,465	338,843	1,024,231
Interconnection charges		100,191	297,688	107,515	319,606
International interconnection fees		33,492	94,998	39,315	102,600
Purchase of inventories		1,147,318	2,714,675	881,601	2,597,849
Changes of inventories		70	496,364	60,868	9,086
Sales promotion expense and sales commissions		612,189	1,777,550	568,316	1,689,037
Service costs		617,858	1,827,462	536,023	1,602,824
Utilities		155,758	419,276	151,132	415,562
Taxes and dues		68,677	196,179	68,615	198,343
Rent		41,560	114,627	34,209	110,390
Insurance premiums		18,806	50,252	20,320	51,961
Installation fees		43,903	127,667	40,325	120,376
Advertising expenses		45,463	115,050	44,359	117,168
Research and development expenses		55,060	155,492	44,505	138,683
Card service costs		702,065	2,074,554	734,794	2,247,715
Others		420,942	1,194,060	436,680	1,308,550

Total	~~W~~	6,588,553	19,157,418	6,190,505	18,390,992

(2)	Details of employee benefits for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Salaries & Wages	~~W~~	1,087,014	3,168,147	1,037,475	3,189,483
Post-employment benefits (defined benefits plan)		49,208	155,608	49,308	148,051
Post-employment benefits (defined contributions plan)		23,747	62,171	23,684	69,673
Share-based payment		2,915	8,148	2,444	6,292
Others		4,724	14,725	5,423	18,910

Total	~~W~~	1,167,608	3,408,799	1,118,334	3,432,409

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

21.	Other Income and Other Expenses

(1)	Other income for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Gain on disposal of property and equipment and investment properties	~~W~~	3,156	13,484	8,773	31,257
Gain on disposal of intangible assets		—	1,641	199	311
Gain on disposal of right-of-use assets		983	2,647	887	2,414
Compensation on impairment of property and equipment		43,643	58,324	40,712	106,312
Income from government subsidies		357	474	9,102	23,309
Gain on disposal of investments in associates		—	8,384	17,968	19,074
Gain on disposal of subsidiaries		23,456	33,612	—	52,688
Others		14,672	42,347	11,835	34,408

Total	~~W~~	86,267	160,913	89,476	269,773

(2)	Other expenses for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Loss on disposal of properties and equipment and investment properties	~~W~~	11,041	37,043	12,059	48,404
Loss on disposal of intangible assets		2,244	7,549	431	8,270
Loss on disposal of right-of-use assets		884	2,518	148	1,423
Loss on disposal of investments in associates		—	—	5	17
Loss on disposal of subsidiaries		—	6,564	—	3,154
Donations		1,884	7,602	801	5,127
Other allowance for bad debts		5,082	13,157	(129)	20,990
Others		5,117	25,730	27,101	71,430

Total	~~W~~	26,252	100,163	40,416	158,815

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

22.	Financial Income and Costs

(1)	Details of finance income for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Interest income	~~W~~	64,193	197,074	74,441	230,916
Gain on foreign currency transactions		76,460	88,156	6,035	13,943
Gain on foreign currency translation		(159,276)	109,328	1,811	22,726
Gain on derivatives transactions		11,785	11,939	39	3,248
Gain on valuation of derivatives		19,936	39,600	(152,859)	76,974
Dividend income		16,507	58,011	15,233	57,445
Others		566	2,293	1,621	9,701

Total	~~W~~	30,171	506,401	(53,679)	414,953

(2)	Details of finance costs for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Interest expenses	~~W~~	84,351	273,194	83,201	278,064
Loss on foreign currency transactions		4,374	12,913	2,605	8,643
Loss on foreign currency translation		26,006	52,157	(143,488)	82,764
Loss on derivatives transactions		74,791	79,533	2,275	2,275
Loss on valuation of derivatives		(161,083)	95,220	2,323	2,677
Loss on disposal of trade receivables		2,624	6,091	1,148	4,737
Loss on valuation of financial instruments		—	9,653	(738)	15,655
Others		579	4,187	1,161	6,196

Total	~~W~~	31,642	532,948	(51,513)	401,011

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2025, is 23.5%.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

24.	Earnings per Share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	391,266	1,618,502	357,075	1,125,113
Weighted average number of ordinary shares used for calculating diluted earnings per share (In number of shares)		241,382,469	243,633,295	245,825,775	245,937,306

Basic earnings per share (In Korean won)	~~W~~	1,621	6,643	1,453	4,575

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	391,266	1,618,502	357,075	1,125,113
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(113)	(679)	(213)	(454)
Diluted profit attributable to ordinary shares (In millions of Korean won)		391,153	1,617,823	356,862	1,124,659
Number of dilutive potential ordinary shares outstanding (In number of shares) [1]		11,767	47,171	99,797	77,760
Weighted average number of ordinary shares used for calculating diluted earnings per share (In number of shares)		241,394,236	243,680,466	245,925,572	246,015,066

Diluted earnings per share (In Korean won)	~~W~~	1,620	6,639	1,451	4,572

[1]	The dilutive potential common shares consist of share-based compensation.

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	1,745,334	1,186,715
2. Adjustments for:
Income tax expense		534,864	408,049
Interest income [1]		(283,793)	(310,295)
Interest expense [1]		327,468	320,365
Dividend income [2]		(60,551)	(59,429)
Depreciation		2,180,929	2,147,100
Amortization of intangible assets		457,048	494,165
Depreciation of right-of-use assets		317,488	304,762
Provisions for post-employment benefits (defined benefits)		165,306	159,757
Allowance for bad debts		81,216	136,800
Share of net profit or loss of associates and joint ventures		(3,954)	(5,052)
Gain on disposal of associates and joint ventures		(35,432)	(68,591)
Loss on disposal of property, equipment and investment properties		23,559	17,234
Gain on disposal of right-of-use assets		(129)	(991)
Loss on disposal of intangible assets		5,908	7,959
Impairment loss on intangible assets		802	857
Loss (Gain) on foreign currency translation		(57,048)	60,008
Loss (Gain) Gain on valuation of derivatives		122,196	(75,312)
Loss on disposal of financial assets at amortized cost		18	1
Loss (Gain) on disposal of financial assets at fair value through profit or loss		2,933	(4,103)
Loss (Gain) on valuation of financial assets at fair value through profit or loss [3]		7,922	9,164
Others		(77,619)	99,071
3. Changes in operating assets and liabilities
Increase in trade receivables		(432,231)	(325,288)
Decrease (Increase) in other receivables		(530,618)	131,218
Increase in other current assets		(714,539)	(165,743)
Increase in other non-current assets		(163,219)	(56,095)
Decrease in inventories		642,136	15,939
Increase (decrease) in trade payables		161,948	(114,004)
Increase in other payables		676,371	58,865
Increase (decrease) in other current liabilities		(819,339)	375,341
Decrease in other non-current liabilities		(5,319)	(9,211)
Decrease in provisions		(1,437)	(2,651)
Increase (decrease) in deferred revenue		330	(1,401)
Decrease in plan assets		263,840	242,916
Payment of post-employment benefits (defined benefit)		(302,188)	(312,051)

4. Cash generated from operations (1+2+3)		4,230,200	4,666,069

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 86,719 million (for the nine-month period ended September 30, 2024: ~~W~~ 79,379 million) recognized as operating revenue and interest expense of ~~W~~ 54,274 million (for the nine-month periods ended September 30, 2024: ~~W~~ 42,301 million) recognized as operating expense, for the nine-month period ended September 30, 2025, are included in the adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 2,534 million recognized as operating revenue for the nine-month period ended September 30, 2025 (for nine-month period ended September 30, 2024: ~~W~~ 1,701 million) is included in the adjustment.

[3]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 75 million (for the nine-month period ended September 30, 2024: net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 2,312 million) that is recognized as operating revenue and expense, for the nine-month period ended September 30, 2025, is included in the adjustment.

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of current portion of borrowings	~~W~~	1,587,662	3,126,734
Reclassification of construction-in-progress to property and equipment		2,309,794	1,342,896
Change of other payables relating to acquisition of property and equipment		(400,798)	(44,994)
Change of other payables relating to acquisition of intangible assets		(283,255)	(290,400)
Reclassification of other payables from net defined benefit liabilities		(23,652)	(14,144)
Increase in financial assets due to stock exchange		—	52,841

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,520,691	238,174	22,961	(80,403)	—	(169,161)	10,532,262
Lease liabilities		1,059,453	(298,468)	353,243	—	—	(58,641)	1,055,587
Derivative liabilities		3	405	—	—	6,218	—	6,626
Derivative assets		(445,471)	126,738	—	—	40,669	55,349	(222,715)

Total	~~W~~	11,134,676	66,849	376,204	(80,403)	46,887	(172,453)	11,371,760

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,218,165	(514,277)	—	64,970	—	(234)	9,768,624
Lease liabilities		1,179,909	(266,463)	227,146	—	264	(39,146)	1,101,710
Derivative liabilities		24,547	(855)	—	—	837	(22,223)	2,306
Derivative assets		(159,211)	1,118	—	(59,494)	(16,881)	22,486	(211,982)

Total	~~W~~	11,263,410	(780,477)	227,146	5,476	(15,780)	(39,117)	10,660,658

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three-month and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
ICT	~~W~~	5,108,964	14,563,794	340,867	1,209,716	812,936	2,436,415
Finance		840,939	2,504,511	39,512	135,197	6,979	21,829
Satellite TV		172,221	512,240	16,405	44,024	7,952	30,257
Real estate		182,573	473,103	33,139	74,920	18,185	52,333
Others		2,441,654	7,775,209	99,463	725,178	153,759	465,339

Subtotal		8,746,351	25,828,857	529,386	2,189,035	999,811	3,006,173
Elimination		(1,619,617)	(4,429,669)	8,795	52,735	(34,126)	(95,913)

Consolidated amount	~~W~~	7,126,734	21,399,188	538,181	2,241,770	965,685	2,910,260

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
ICT	~~W~~	4,764,983	14,008,107	338,858	1,091,489	805,837	2,415,088
Finance		859,699	2,640,662	31,374	106,297	8,400	25,339
Satellite TV		177,342	531,432	10,692	36,377	11,890	36,499
Real estate		144,902	431,539	17,719	57,269	17,050	52,389
Others		2,000,523	6,017,508	51,837	183,909	151,921	456,635

Subtotal		7,947,449	23,629,248	450,480	1,475,341	995,098	2,985,950
Elimination		(1,292,834)	(3,773,660)	13,630	(10,745)	(30,347)	(81,348)

Consolidated amount	~~W~~	6,654,615	19,855,588	464,110	1,464,596	964,751	2,904,602

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3)	Operating revenues for the nine-month periods ended September 30, 2025 and 2024, and non-current assets as of September 30, 2025 and December 31, 2024, by geographical regions, are as follows:

(In millions of Korean won)	2025
	Operating revenues			Non-current assets [1]
	Three-month		Nine-month	September 30, 2025
Domestic	~~W~~	7,082,746	21,267,165	19,638,078
Overseas		43,988	132,023	144,653

Total	~~W~~	7,126,734	21,399,188	19,782,731

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

(In millions of Korean won)	2024
	Operating revenues			Non-current assets [1]
	Three months		Nine months	December 31, 2024
Domestic	~~W~~	6,611,396	19,724,402	20,021,125
Overseas		43,219	131,186	179,815

Total	~~W~~	6,654,615	19,855,588	20,200,940

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

28.	Related Party Transactions

(1)	The list of related party of the Group as of September 30, 2025, is as follows:

Relationship	Name of Entity
Associates and joint ventures	49 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2)	Significant balances of receivables and payables in relations to transactions with related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		September 30, 2025
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	1,274	69,051	—	896	—
	Little Big Pictures		235	1,396	—	30	—
	K-Realty 11th Real Estate Investment Trust Company		57	1,482	—	—	2,120
	K-Realty No.3 Real Estate General Private Placement Investment		84	—	—	300	100,464
	Others		4,027	1,808	419	1,789	—

Others	Others		182	68	—	—	—

	Total	~~W~~	5,859	73,805	419	3,015	102,584

(In millions of Korean won)		December 31, 2024
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	778	147,868	—	83	—
	Little Big Pictures		235	1,396	—	2	—
	K-Realty 11th Real Estate Investment Trust Company		113	1,283	—	—	4,588
	K-Realty No.3 Real Estate General Private Placement Investment		7,911	—	—	—	—
	Others		2,439	1,628	1,302	1,326	—
Others	Others		138	240	1	—	—

	Total	~~W~~	11,614	152,415	1,303	1,411	4,588

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)	Significant transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	24,785	—	21,748	—	—
	HD Hyundai Robotics Co., Ltd.		58	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		27	150	1,396	—
	K-Realty No.3 Real Estate General Private Placement Investment Company		24,980	253	887	—	100,493
	Others [2]		19,240	529	22,224	86	—
Others	Others		2	444	116	—	—

	Total	~~W~~	69,092	1,376	46,371	86	100,493

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with Trustay Co., Ltd. before they were excluded from associates and joint ventures are included.

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	23,786	—	14,628	—	—
	HD Hyundai Robotics Co., Ltd.		57	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		27	150	1,998	—	14
	K-Realty No.3 Real Estate General Private Placement Investment Company		7,580	247	—	—	—
	Others [2]		17,564	476	27,062	1	—
Others	Others		32	4	206	1,320	—

	Total	~~W~~	49,046	877	43,894	1,321	14

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with LS Marine Solution Co., Ltd. and QTT Global (Group) Company Ltd. before they were excluded from associates and joint ventures are included.”

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)		2025				2024
Relationship	Name of Entity	Finance income		Finance costs	Dividend Income	Finance income	Finance costs	Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	997	—	1,150	5,581	—	—
	K-Realty 11th Real Estate Investment Trust Company		—	62	398	—	140	400
	Others		—	789	5,444	—	—	4,769

	Total	~~W~~	997	851	6,992	5,581	140	5,169

(4)	Key management compensation for the nine-month periods ended September 30, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Sort-term benefits	~~W~~	1,515	1,224
Post-employment benefits		210	145
Share-based compensation		714	883

Total	~~W~~	2,439	2,252

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(5)	Fund transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Borrowing transactions [1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	1,396	—
K Bank, Inc.		—	—	100,000
Others		—	817	7,367

Total	~~W~~	—	2,213	113,367

(In millions of Korean won)	2024
	Borrowing transactions [1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	1,788	—
TeamFresh Corp. [2]		—	—	52,841
Others		—	—	35,575
Others
Rebellions Co.,Ltd.		—	—	9,999

Total	~~W~~	—	1,788	104,415

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

(6)

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of September 30, 2025 the Group has a plan to make an additional investment of ~~W~~ 87,734 million.

(7)	As of September 30, 2025, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,527 million (December 31, 2024: ~~W~~ 1,447 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,890,295	[1]	3,716,680	[1]
Trade and other receivables
Financial assets at amortized cost [2]		8,051,989	[1]	7,380,901	[1]
Financial assets at fair value through other comprehensive income		211,963	211,963	114,774	114,774
Other financial assets
Financial assets at amortized cost		1,022,231	[1]	962,653	[1]
Financial assets at fair value through profit or loss		1,176,185	1,176,185	1,029,926	1,029,926
Financial assets at fair value through other comprehensive income		2,107,610	2,107,610	1,665,368	1,665,368
Derivative financial assets for hedging		222,715	222,715	445,471	445,471

Total	~~W~~	16,682,988		15,315,773

Financial liabilities
Trade and other payables	~~W~~	7,587,448	[1]	7,214,174	[1]
Borrowings		10,532,262	10,569,394	10,520,690	10,423,619
Other financial liabilities
Financial liabilities at amortized cost		972,598	[1]	942,135	[1]
Financial liabilities at fair value through profit or loss		106,146	106,146	132,011	132,011
Derivative financial liabilities for hedging		6,626	6,626	3	3

Total	~~W~~	19,205,080		18,809,013

[1]	The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	211,963	—	211,963
Other financial assets
Financial assets at fair value through profit or loss		3,085	390,806	782,294	1,176,185
Financial assets at fair value through other comprehensive income		1,660,893	6,399	440,318	2,107,610
Derivative financial assets for hedging		—	222,715	—	222,715

Total	~~W~~	1,663,978	831,883	1,222,612	3,718,473

Liabilities
Borrowings	~~W~~	—	10,569,394	—	10,569,394
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	1,680	104,466	106,146
Derivative financial liabilities for hedging		—	6,626	—	6,626

Total	~~W~~	—	10,577,700	104,466	10,682,166

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		5,620	181,694	842,612	1,029,926
Financial assets at fair value through other comprehensive income		1,317,120	5,418	342,830	1,665,368
Derivative financial assets for hedging		—	445,471	—	445,471

Total	~~W~~	1,322,740	747,357	1,185,442	3,255,539

Liabilities
Borrowings	~~W~~	—	10,423,619	—	10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	132,011	132,011
Derivative financial liabilities for hedging		—	3	—	3

Total	~~W~~	—	10,423,622	132,011	10,555,633

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the nine-month periods ended September 30, 2025 and 2024:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	842,612	342,830	132,011
Acquisition		24,069	100,000	—
Transfer		(3,515)	220	—
Disposal		(45,629)	(145)	(381)
Amount recognized in profit or loss		(35,243)	—	(27,164)
Amount recognized in other comprehensive income		—	(2,587)	—

Ending balance	~~W~~	782,294	440,318	104,466

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		63,255	1,011	—
Transfer		49,299	(183)	5,772
Disposal		(22,107)	—	—
Amount recognized in profit or loss		11,511	—	(15,518)
Amount recognized in other comprehensive income		—	601	—

Ending balance	~~W~~	870,790	445,455	124,815

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Valuation Technique

Valuation techniques and in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	211,963	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,173,100	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model, T-F Model
Financial assets at fair value through other comprehensive income		446,717	2,3	DCF Model, Hull-White model, LSMC model
Derivative financial assets for hedging		222,715	2	DCF Model
Liabilities
Borrowings		10,569,394	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		106,146	2,3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		6,626	2	DCF Model

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model T-F Model
Financial assets at fair value through other comprehensive income		348,248	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		445,471	2	DCF Model
Liabilities
Borrowings		10,423,619	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		132,011	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		3	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

30.	Events After the Reporting Period

(1)	The Group decided on a quarterly dividend at the Board of Directors dated October 21, 2025, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 600 (Total dividend: ~~W~~ 144,657 million)
Dividend yield	1.2%
Dividend report date	November 5, 2025
Dividend pay date	November 20, 2025

(2)

As of September 30, 2025, the Group has notified customers affected by unauthorized small sum-payments and security incidents. The Group is carrying out its own customer care measures in connection with the incident. Implementing these customer care measures is expected to result in a decrease in operating revenue and an increase in operating expenses; however, as of the end of the current quarter, the financial impact cannot be reasonably estimated.

KT Corporation

Separate Interim Financial Statements

September 30, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation

Index

September 30, 2025 and 2024, and December 31, 2024

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate interim statement of financial position as of September 30, 2025, and the related separate interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, and changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, all expressed in Korean won, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing(“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of September 30, 2025, and its financial performance and its cash flows for the nine-month period ended September 30, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those financial statements in our audit report dated March 13, 2025. The accompanying separate statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited separate statement of financial position above in all material respects.

Seoul, Korea

November 14, 2025

Notice to Readers

This review report is effective as of November 14, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation

Separate Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	September 30, 2025		December 31, 2024
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	1,095,457	~~W~~	1,540,570
Trade and other receivables, net	4,5,28		3,186,455		2,904,846
Other financial assets	4,6,28		177,741		262,547
Inventories, net	7		155,247		224,678
Other current assets	8		2,512,937		1,959,960

Total current assets			7,127,837		6,892,601

Non-current assets
Trade and other receivables, net	4,5,28		319,895		309,106
Other financial assets	4,6,28		2,356,164		2,175,177
Property and equipment, net	9		10,748,722		11,477,680
Right-of-use assets	16		824,387		896,299
Investment properties, net	9		1,126,536		1,114,379
Intangible assets, net	9		936,858		1,104,680
Investments in subsidiaries, associates and joint ventures	10		4,807,636		4,831,186
Other non-current assets	8		801,213		727,772

Total non-current assets			21,921,411		22,636,279

Total assets		~~W~~	29,049,248	~~W~~	29,528,880

KT Corporation

Separate Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	September 30, 2025		December 31, 2024
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	4,284,412	~~W~~	4,326,079
Borrowings	4,12,28		1,310,327		2,434,204
Current tax liabilities			122,333		32,057
Provisions	13,15		88,400		90,413
Deferred income	19		55,046		52,257
Other current liabilities	4,8,16		679,315		698,209

Total current liabilities			6,539,833		7,633,219

Non-current liabilities
Trade and other payables	4,11,28		219,378		479,416
Borrowings	4,12,28		5,499,530		5,437,715
Other financial liabilities	4,6,28		6,654		28
Net defined benefit liability	14		133,807		51,082
Provisions	13		96,551		96,059
Deferred income	19		190,707		136,382
Deferred tax liabilities			828,867		728,863
Other non-current liabilities	4,8,16		471,111		545,976

Total non-current liabilities			7,446,605		7,475,521

Total liabilities			13,986,438		15,108,740

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,301,648		11,717,929
Accumulated other comprehensive income			393,859		86,478
Other components of equity	18		(637,454)		(389,024)

Total equity			15,062,810		14,420,140

Total liabilities and equity		~~W~~	29,049,248	~~W~~	29,528,880

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Interim Statements of Profit or Loss

For the three-month and nine-month periods ended September 30, 2025 and 2024

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2025				2024
		Three-month		Nine-month		Three-month		Nine-month
Operating revenue	19	~~W~~	5,108,964	~~W~~	14,563,794	~~W~~	4,764,983	~~W~~	14,008,107
Operating expenses	20		4,768,096		13,354,077		4,426,125		12,916,618

Operating profit			340,868		1,209,717		338,858		1,091,489
Other income	21		63,241		141,430		104,332		290,456
Other expenses	21		21,471		72,025		39,975		126,166
Finance income	22		(6,935)		390,916		(71,859)		310,942
Finance costs	22		(4,513)		419,070		(76,657)		283,445

Profit before income tax			380,216		1,250,968		408,013		1,283,276
Income tax expense	23		90,595		237,904		98,221		304,953

Profit for the period		~~W~~	289,621	~~W~~	1,013,064	~~W~~	309,792	~~W~~	978,323

Earnings per share
Basic earnings per share	24	~~W~~	1,200	~~W~~	4,158	~~W~~	1,260	~~W~~	3,978
Diluted earnings per share	24		1,200		4,157		1,260		3,977

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2025 and 2024

		Three-Month and Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2025				2024
		Three-month		Nine-month		Three-month		Nine-month
Profit for the period		~~W~~	289,621	~~W~~	1,013,064	~~W~~	309,792	~~W~~	978,323

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit Assets	14		274		4,093		608		2,179
Valuation gains (losses) on equity instruments at fair value through other comprehensive income			106,610		254,610		(63,458)		163,951
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		134,738		(32,393)		(82,009)		55,463
Other comprehensive income from cash flow hedges reclassified to profit or loss			(117,808)		66,260		102,188		(44,403)

Other comprehensive income (loss) for the period, net of tax			123,814		292,570		(42,671)		177,190

Total comprehensive income for the period		~~W~~	413,435	~~W~~	1,305,634	~~W~~	267,121	~~W~~	1,155,513

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2025 and 2024

(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		978,323		—		—		978,323
Valuation gains (losses) on financial assets at fair value through other comprehensive income	6		—		—		(11,041)		174,992		—		163,951
Remeasurements of net defined benefit assets	14		—		—		2,179		—		—		2,179
Valuation gains on cash flow hedges	6		—		—		—		11,060		—		11,060

Total comprehensive income for the period			—		—		969,461		186,052		—		1,155,513

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Interim Dividends paid			—		—		(245,772)		—		—		(245,772)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760
Retirement of treasury stock			—		—		(205,956)		—		205,956		—
Others			—		—		—		—		(2,898)		(2,898)

Subtotal			—		—		(934,698)		—		179,718		(754,980)

Balance as of September 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,579,188	~~W~~	250,281	~~W~~	(390,154)	~~W~~	15,444,072

Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,717,929	~~W~~	86,478	~~W~~	(389,024)	~~W~~	14,420,140
Comprehensive income
Profit for the period			—		—		1,013,064		—		—		1,013,064
Valuation gains (losses) on financial assets at fair value through other comprehensive income	6		—		—		(18,904)		273,514		—		254,610
Remeasurements of net defined benefit assets	14		—		—		4,093		—		—		4,093
Valuation gains on cash flow hedges	6		—		—		—		33,867		—		33,867

Total comprehensive income for the period			—		—		998,253		307,381		—		1,305,634

Transactions with owners
Dividends paid			—		—		(122,836)		—		—		(122,836)
Interim Dividends paid			—		—		(291,641)		—		—		(291,641)
Appropriation of retained earnings related to loss on disposal of treasury stock	18		—		—		(57)		—		57		—
Acquisition of treasury stock			—		—		—		—		(250,000)		(250,000)
Disposal of treasury stock							—				4,075		4,075
Others			—		—		—		—		(2,562)		(2,562)

Subtotal			—		—		(414,534)		—		(248,430)		(662,964)

Balance as of September 30, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,301,648	~~W~~	393,859	~~W~~	(637,454)	~~W~~	15,062,810

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

		Nine-Month Periods Ended September 30
(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,257,307	~~W~~	3,549,954
Interest paid			(196,161)		(211,869)
Interest received			125,246		150,207
Dividends received			90,227		92,753
Income tax paid			(83,801)		(174,930)

Net cash inflow from operating activities			3,192,818		3,406,115

Cash flows from investing activities
Collection of loans			23,230		25,630
Disposals of financial assets at amortized cost			—		297,569
Disposals of financial assets at fair value through profit or loss			5,493		18,019
Disposals of financial assets at fair value through other comprehensive income			2,297		34,299
Disposals of investments in subsidiaries, associates and joint ventures			35,826		27,674
Disposals of property and equipment			32,309		33,610
Disposals of intangible assets			3,942		2,116
Disposals of right-of-use assets			663		118
Loans granted			(17,863)		(22,336)
Acquisitions of financial assets at fair value through profit or loss			(8,538)		(15,367)
Acquisitions of investments in subsidiaries, associates and joint ventures			(5,803)		(75,670)
Acquisitions of property and equipment			(1,726,595)		(1,619,104)
Acquisitions of intangible assets			(281,596)		(277,132)
Acquisitions of right-of-use assets			(53)		(683)

Net cash outflow from investing activities			(1,936,688)		(1,571,257)

Cash flows from financing activities
Proceeds from borrowings			2,094,024		698,700
Settlement of derivative contracts (inflow)			132,774		—
Dividends paid			(414,477)		(728,742)
Repayments of borrowings			(3,017,204)		(1,174,038)
Acquisition of treasury stock			(250,000)		(27,100)
Settlement of derivative contracts (outflow)			(6,036)		(855)
Decrease in lease liabilities			(240,046)		(236,112)

Net cash outflow from financing activities	26		(1,700,965)		(1,468,147)

Effect of exchange rate change on cash and cash equivalents			(278)		(25)

Net increase (decrease) in cash and cash equivalents			(445,113)		366,686
Cash and cash equivalents
Beginning of the period			1,540,570		1,242,005

End of the period		~~W~~	1,095,457	~~W~~	1,608,691

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represent new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of September 30, 2025, the Korean government does not own any shares in the Company.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the nine-month period ended September 30, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with K-IFRS 1027. In order to understand the interim financial statements, the annual financial statements as of December 31, 2024 prepared in accordance with K-IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

- K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted.

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 10: B74 to use less conclusive language and to clarify that the relationship described in K-IFRS 10: B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101: B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107: B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

2.3	Accounting Policies

The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,095,457	—	—	—	1,095,457
Trade and other receivables		3,294,387	—	211,963	—	3,506,350
Other financial assets		80,465	431,829	1,800,896	220,715	2,533,905

(In millions of Korean won)	September 30, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	4,185,665	—	—	—	4,185,665
Borrowings		6,809,857	—	—	—	6,809,857
Other financial liabilities		—	28	6,626	—	6,654
Lease liabilities		—	—	—	691,499	691,499

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,540,570	—	—	—	1,540,570
Trade and other receivables		3,099,178	—	114,774	—	3,213,952
Other financial assets		80,465	456,224	1,458,891	442,144	2,437,724

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables [1]	~~W~~	4,315,375	—	—	—	4,315,375
Borrowings		7,871,919	—	—	—	7,871,919
Other financial liabilities		—	28	—	—	28
Lease liabilities		—	—	—	759,743	759,743

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	3,115,636	(292,626)	(7,750)	2,815,260
Other receivables		407,495	(34,738)	(1,562)	371,195

Total	~~W~~	3,523,131	(327,364)	(9,312)	3,186,455

Non-current assets
Trade receivables	~~W~~	234,378	(927)	(12,612)	220,839
Other receivables		105,472	(314)	(6,102)	99,056

Total	~~W~~	339,850	(1,241)	(18,714)	319,895

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	2,840,837	(290,502)	(8,749)	2,541,586
Other receivables		399,200	(34,376)	(1,564)	363,260

Total	~~W~~	3,240,037	(324,878)	(10,313)	2,904,846

Non-current assets
Trade receivables	~~W~~	221,495	(927)	(14,150)	206,418
Other receivables		109,723	(430)	(6,605)	102,688

Total	~~W~~	331,218	(1,357)	(20,755)	309,106

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Details of other receivables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Loans	~~W~~	31,800	37,005
Receivables		262,477	246,303
Accrued income		8,709	1,812
Refundable deposits		202,317	215,634
Less: Provision for impairment		(35,052)	(34,806)

Total	~~W~~	470,251	465,948

(3)	The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of September 30, 2025.

(4)

The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Other financial assets
Financial assets at amortized cost [1]	~~W~~	80,465	80,465
Financial assets at fair value through profit or loss [2]		431,829	456,224
Financial assets at fair value through other comprehensive income		1,800,896	1,458,891
Derivatives used for hedging		220,715	442,144
Less: Non-current		(2,356,164)	(2,175,177)

Current	~~W~~	177,741	262,547

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	28	28
Derivatives used for hedging		6,626	—
Less: Non-current		(6,654)	(28)

Current	~~W~~	—	—

[1]

As of September 30, 2025, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2024: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of September 30, 2025, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million (December 31, 2024: ~~W~~ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Debt instruments	~~W~~	431,829	456,224
Less: Non-current		(431,829)	(456,224)

Current	~~W~~	—	—

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2)	The maximum exposure to credit risks debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of September 30, 2025.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Equity instruments (Listed)	~~W~~	1,659,881	1,317,876
Equity instruments (Unlisted)		141,015	141,015
Less: Non-current		(1,800,896)	(1,458,891)

Current	~~W~~	—	—

2)

Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities
Currency swap [1]	~~W~~	220,715	6,626	442,144	—
Less: Non-current		(123,435)	(6,626)	(260,057)	—

Current	~~W~~	97,280	—	182,087	—

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Currency swap	~~W~~	8,115	87,984	45,284	61,112	—	14,718

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3)

The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation loss of ~~W~~ 43,651 million as other comprehensive income for the nine-month periods ended September 30, 2025 (nine-month period ended September 30, 2024: valuation gains of ~~W~~ 74,278 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 485 million as current profit or loss for the nine-month periods ended September 30, 2025 (nine-month period ended September 30, 2024: ~~W~~ 1,618 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 88,935 million for the nine-month periods ended September 30, 2025 (nine-month period ended September 30, 2024: valuation gains of ~~W~~ 59,560 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Derivative liabilities held for trading [1]	~~W~~	28	28

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

7.	Inventories

Inventories as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	182,195	(26,948)	155,247	285,892	(61,214)	224,678

Cost of inventories recognized as expenses for the nine-month periods ended September 30, 2025 amounts to ~~W~~ 2,252,502 million (for the nine-month period ended September 30, 2024: ~~W~~ 1,930,432 million), and reversal valuation loss on inventory amounts to ~~W~~ 34,266 million for the nine-month periods ended September 30, 2025 (for the nine-month periods ended September 30, 2024: ~~W~~24,216 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Other assets
Advance payments	~~W~~	39,752	52,289
Prepaid expenses		225,788	97,714
Contract costs		2,174,012	1,802,221
Contract assets		874,598	735,508
Less: Non-current		(801,213)	(727,772)

Current	~~W~~	2,512,937	1,959,960

Other liabilities
Advances received [1]	~~W~~	188,658	215,354
Withholdings		42,554	25,362
Unearned revenue		2,157	828
Lease liabilities		691,499	759,743
Contract liabilities		225,558	242,898
Less: Non-current		(471,111)	(545,976)

Current	~~W~~	679,315	698,209

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	11,477,680	11,492,776
Acquisition and capital expenditure		1,396,565	1,558,337
Disposal and termination		(51,471)	(45,868)
Depreciation		(1,836,953)	(1,807,568)
Transfer from (to) investment properties		(47,318)	46,650
Others [1]		(189,781)	(58,735)

Ending, net	~~W~~	10,748,722	11,185,592

[1]	Amounts include transfers to intangible assets.

(2)	Changes in investment properties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,114,379	1,191,592
Depreciation		(35,161)	(33,669)
Transfer from (to) property and equipment		47,318	(46,650)

Ending, net	~~W~~	1,126,536	1,111,273

(3)

As of September 30, 2025, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 124,934 million for one year or less, ~~W~~ 248,901 million for more than one year and less than five years, ~~W~~ 437,758 million for over five years, and ~~W~~ 811,593 million in total.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Changes in intangible assets for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,104,680	1,487,848
Acquisition and capital expenditure [1]		198,421	64,506
Disposal and termination		(8,833)	(9,549)
Amortization		(357,410)	(353,223)

Ending, net	~~W~~	936,858	1,189,582

[1]	Amounts include transfers from property and equipment.

(5)

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2024: ~~W~~ 65,057 million) and ~~W~~ 56,483 million (December 31, 2024: ~~W~~ 54,717 million), respectively as of September 30, 2025.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of September 30, 2025 and December 31, 2024, is as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Subsidiaries	~~W~~	4,396,042	4,419,598
Associates and joint ventures		411,594	411,588

Total	~~W~~	4,807,636	4,831,186

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

1)	Investments in subsidiaries as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	September 30, 2025		December 31, 2024
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,914
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	138,541
KT Nasmedia, Inc. (formerly. Nasmedia, Co., Ltd.) [1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	94.8%		16,901	10,160
KT Strategic Investment Fund No.3	Korea	86.7%		—	130
PlayD Co., Ltd. [2]	Korea	—		—	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		17,575	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
KT ES Pte. Ltd.	Singapore	68.8%		16,003	16,003
Altimedia Corporation	Korea	100.0%		22,000	22,000
KT Cloud Co., Ltd.	Korea	92.6%		901,504	901,504
kt netcore Co. Ltd	Korea	100.0%		61,000	61,000
kt p&m Co. Ltd	Korea	100.0%		10,000	10,000
Others				72,548	81,290

Total			~~W~~	4,396,042	4,419,598

[1]

As of September 30, 2025, although the sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of September 30, 2025, this entity is excluded from subsidiaries due to loss of control.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

2)	Investments in associates and joint ventures as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2025		December 31, 2024
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		1,665	2,055
Others				114,292	113,896

Total				411,594	411,588

[1]

The Company holds less than 20% interest in the investees as of September 30, 2025, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	4,831,186	4,796,606
Acquisition		5,803	75,670
Disposal [1]		(29,353)	(41,820)
Others		—	(3,600)

Ending	~~W~~	4,807,636	4,826,856

[1]	As of September 30, 2024, the Company exchanged subsidiary corporate investment shares in Lolab Co., Ltd. for redeemable convertible preferred shares of TeamFresh Corp.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	814,062	517,879
Other payables		3,470,350	3,808,200

Total	~~W~~	4,284,412	4,326,079

Non-current liabilities
Other payables	~~W~~	219,378	479,416

(2)	Details of other payables as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Non-trade payable	~~W~~	2,081,643	2,917,086
Accrued expenses		1,146,216	901,219
Operating deposits		365,673	375,105
Others		96,196	94,206
Less: Non-current		(219,378)	(479,416)

Current	~~W~~	3,470,350	3,808,200

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of September 30, 2025 and December 31, 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	140,220	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		560,880	USD 400,000		588,000
MTNP notes	Sep. 1, 2025	—	—		—	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		420,660	USD 300,000		441,000
MTNP notes	Aug. 8, 2025	—	—		—	USD 500,000		735,000
MTNP notes	Feb. 2, 2028	4.125%	USD 500,000		701,100	USD 500,000		735,000
MTNP notes	Mar. 5, 2027	1.217%	JPY 23,300,000		219,889	—		—
MTNP notes	Mar. 7, 2028	1.367%	JPY 6,700,000		63,230	—		—
MTNP notes	Jan. 3, 2029	4.375%	USD 500,000		701,100	—		—
MTNP notes [2]	Sep. 29, 2028	Compounded SOFR (3M)+0.66%	USD 200,000		280,440	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	—	—		—	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			September 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	~~W~~	30,000	—	~~W~~	30,000
The 197-1st Public bond	Jun. 27, 2025	—	—		—	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	—	—		—	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	—	—		—	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		80,000
The 201-1st Public bond	Dec. 2, 2027	2.899%	—		130,000	—		130,000
The 201-2nd Public bond	Dec. 2, 2029	2.918%	—		70,000	—		70,000
The 201-3rd Public bond	Dec. 2, 2034	3.057%	—		100,000	—		100,000

	Subtotal				6,332,519			7,494,000
Less: Current portion					(1,309,834)			(2,333,711)
Discount on bonds					(23,155)			(23,068)

	Total			~~W~~	4,999,530		~~W~~	5,137,221

[1]

As of September 30, 2025, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	As of September 30, 2025, the interest rate for Daily SOFR rate is approximately 4.24%.

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	September 30, 2025		December 31, 2024
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	493	987
	Long-term commercial papers	Feb. 26, 2027	3.020%		100,000	—
CA-CIB
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
JPM	Long-term commercial papers	Feb. 28, 2025	—		—	100,000
	Long-term commercial papers	Feb. 26, 2027	2.980%		100,000	—
DBS	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
	Long-term commercial papers	Aug. 9, 2027
Shinhan Bank			3.390%		50,000	100,000
	Long-term commercial papers	Feb. 26, 2027	3.390%		50,000	—

	Subtotal				500,493	400,987

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	September 30, 2025		December 31, 2024
	Less: Current portion				(493)	(100,493)

	Net			~~W~~	500,000	300,494

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of September 30, 2025, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub- total	Borrowings	Total
Oct.1, 2025 ~ Sep. 30, 2026	~~W~~	750,000	560,880	1,310,880	493	1,311,373
Oct.1, 2026 ~ Sep. 30, 2027		420,000	640,549	1,060,549	500,000	1,560,549
Oct.1, 2027 ~ Sep. 30, 2028		535,000	1,044,770	1,579,770	—	1,579,770
Oct.1, 2028 ~ Sep. 30, 2029		190,000	701,100	891,100	—	891,100
After Oct.1, 2029		1,350,000	140,220	1,490,220	—	1,490,220

Total	~~W~~	3,245,000	3,087,519	6,332,519	500,493	6,833,012

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

13.	Provisions

Changes in provisions for the nine-month period ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,590	125,150	39,732	186,472
Increase (transfer)		27	3,081	8,284	11,392
Usage		(28)	(4,741)	(7,822)	(12,591)
Reversal		—	(322)	—	(322)

Ending balance	~~W~~	21,589	123,168	40,194	184,951

Less: Current		(21,589)	(27,232)	(39,579)	(88,400)
Non-current		—	95,936	615	96,551

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		26	9,436	(151)	9,311
Usage		(1,222)	(762)	(210)	(2,194)
Reversal		(3,093)	(552)	—	(3,645)

Ending balance	~~W~~	21,590	123,869	40,367	185,826

Less: Current		(21,590)	(22,619)	(40,367)	(84,576)
Non-current		—	101,250	—	101,250

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statements of financial position as of September 30, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,425,045	1,344,701
Fair value of plan assets		(1,291,238)	(1,293,619)

Liabilities, net	~~W~~	133,807	51,082

(2)	Changes in the defined benefit obligations for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,344,701	1,548,588
Current service cost		73,547	84,265
Interest expense		34,041	46,235
Benefits paid		(27,244)	(98,754)

Ending	~~W~~	1,425,045	1,580,334

(3)	Changes in the fair value of plan assets for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,293,619	1,609,178
Interest income		29,739	48,125
Remeasurements on plan assets		(253)	1,054
Benefits paid		(31,867)	(95,940)
Others		—	37,900

Ending	~~W~~	1,291,238	1,600,317

(4)	Amounts recognized in the separate statements of profit or loss for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	73,547	84,265
Net interest expense		4,302	(1,890)
Account transfers		(9,106)	(11,727)

Total expense	~~W~~	68,743	70,648

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

15.	Commitments and Contingencies

(1)	As of September 30, 2025, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000	—
Working capital loan	Korea Development Bank and others		1,130,050	100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	493
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan backed by electronic accounts receivable-trade	Kookmin Bank and others		347,000	106,735
Plus electronic notes payable	Industrial Bank of Korea		50,000	995
Derivatives transaction limit	Korea Development Bank and others		USD 1,920,000	USD 1,920,000
	Shinhan Bank and others		JPY 30,000,000	JPY 30,000,000

			KRW 1,927,990	209,955
Total			USD 1,920,000	1,920,000
			JPY 30,000,000	30,000,000

(2)	As of September 30, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line	~~W~~	2,900
			USD 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others		USD 33,416
Kookmin Bank	Guarantee for payment in foreign currency		USD 3,186
Woori Bank	Guarantee for payment in foreign currency		USD 5,000
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,115,456
Information & Communication Financial Cooperative	Advance payment/other guarantee		700,000
Seoul Guarantee Insurance Company	Performance guarantee and others		24,566

	Total		KRW 1,842,922
			USD 50,302

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of September 30, 2025, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million (as of December 31, 2024: ~~W~~ 433 million).

(4)

For the nine-month period ended September 30, 2025, the Company entered into agreements with Securitization Specialty Companies (2025: First 5G 79th to 82nd Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of September 30, 2025, the Company is a defendant in 102 lawsuits with a total claimed amount of ~~W~~ 137,796 million (as of December 31, 2024: ~~W~~ 124,384 million). As of September 30, 2025, litigation provisions of ~~W~~ 21,589 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of September 30, 2025 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of September 30, 2025, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of September 30, 2025, the contract amount of properties and equipment and intangible assets acquisition agreements made but not yet recognized amounts to ~~W~~ 339,873 million (as of December 31, 2024: ~~W~~ 344,566 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of September 30, 2025, remaining amounts of USD 27,650 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has an obligation of ~~W~~470,160 million (100%) to provide financial support as an operating investor during the operating period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(12)

The Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

The Company entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Company in the future. In relation to this contract, the Company and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price.

(14)

As of September 30, 2025, the Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(15)	As of September 30, 2025, the Company is in the process of exercising a put option on all of its shares in KT Rwanda Networks Ltd. under the shareholders’ agreement with the Rwandan government.

(16)	Details of investment properties provided as collateral as September 30, 2025 and 2024, are as follows:

(in millions of Korean won)	September 30, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	118,757	36,017	Deposit received	30,165	leaseholder

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	177,229	35,573	Deposit received	29,899	leaseholder

(17)

The Company has established a supplier finance agreement with certain suppliers, under which participating suppliers may receive early payment of invoices issued to the Company through the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As of September 30, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~22,919 million (December 31, 2024: ~~W~~55,815 million). None of this amount has been received by the suppliers from the finance provider. There were no significant non-cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement.

(18)

As of September 30, 2025, the Group became aware of damage caused by unauthorized small sum-payments and security incidents, and is currently under investigation by the Personal Information Protection Commission regarding the timing and circumstances of the incident. As the investigation is ongoing, the Group cannot reasonably estimate any obligations that may arise in connection with this matter.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9.

(1)	The separate statements of financial position show the following amounts relating to leases:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Right-of-use assets
Property and buildings	~~W~~	760,975	800,961
Machinery and communication line facilities		48,948	38,977
Others		14,464	56,361

Total	~~W~~	824,387	896,299

(In millions of Korean won)	September 30, 2025		December 31, 2024
Lease liabilities [1]
Current	~~W~~	261,031	259,747
Non-current		430,468	499,996

Total	~~W~~	691,499	759,743

[1]	Included in the line item other current liabilities and non-current liabilities in the separate statements of financial position (Note 8).

For the nine-month periods ended September 30, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 213,680 million and ~~W~~ 212,916 million, respectively.

(2)	The separate statements of profit or loss show the following amounts relating to leases:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	221,118	214,554
Machinery and communication line facilities		18,524	18,976
Others		7,032	23,834

Total	~~W~~	246,674	257,364

Interest expense relating to lease liabilities		17,689	27,045
Expense relating to Short-term leases		1,250	3,403
Expense relating to leases of low-value assets that are not short-term leases		8,069	7,834

The total cash outflow for leases for the nine-month periods ended September 30, 2025 and 2024 is ~~W~~ 266,058 million and ~~W~~ 280,116 million, respectively.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

17.	Retained Earnings

Details of retained earnings as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		6,868,037	6,284,318

Total	~~W~~	12,301,648	11,717,929

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

18.	Other Components of Equity

(1)	The Company’s other components of equity as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Treasury stock	~~W~~	(461,135)	(215,210)
Gain(Loss) on disposal of treasury stock		(93)	(57)
Share-based compensation		4,688	7,106
Other		(180,914)	(180,863)

Total	~~W~~	(637,454)	(389,024)

(2)	As of September 30, 2025 and December 31, 2024, details of treasury stock, are as follows:

	September 30, 2025		December 31, 2024
Number of shares (in shares)		10,926,622	6,188,739
Amount (in millions of Korean won)	~~W~~	461,135	215,210

Treasury stock held as of September 30, 2025, is expected to be used for stock compensation for the Company’s directors, employees, and for other purposes.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Revenue from contracts with customers	~~W~~	5,042,482	14,371,984	4,702,510	13,828,806
Revenue from other sources		66,482	191,810	62,473	179,301

Total	~~W~~	5,108,964	14,563,794	4,764,983	14,008,107

(2)	Operating revenues for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Services provided	~~W~~	4,179,922	12,356,115	4,069,040	12,157,646
Sales of goods		929,042	2,207,679	695,943	1,850,461

Total	~~W~~	5,108,964	14,563,794	4,764,983	14,008,107

Revenue from services provided is recognized over time and revenue from sales of goods is recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Contract assets [1]	~~W~~	1,020,287	863,884
Contract liabilities [1]		243,388	268,958
Deferred revenue [2]		83,044	74,275

[1]

The Company recognized contract assets of ~~W~~ 145,689 and contract liabilities of ~~W~~ 17,830 million for long-term construction contracts as of September 30, 2025 (As of December 31, 2024: contract assets and liabilities of 128,376 million and ~~W~~ 26,060 million, respectively). The Company recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	September 30, 2025		December 31, 2024
Incremental cost of obtaining a contract	~~W~~	2,019,703	1,650,500
Costs to fulfil a contract		154,309	151,721

Total	~~W~~	2,174,012	1,802,221

The Company recognized ~~W~~ 1,432,034 million as operating expenses for the nine-month period ended September 30, 2025 (nine-month period ended September 30, 2024: ~~W~~ 1,378,068 million) related to contract cost assets.

(5)	For the three- and nine-month periods ended September 30, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward, is as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	34,770	132,235	38,343	145,994
Deferred revenue of joining/installment fees		9,343	30,807	8,673	28,898

Total	~~W~~	44,113	163,042	47,016	174,892

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

20.	Operating Expenses

(1)	Operating expenses for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Employee benefit cost	~~W~~	492,783	1,416,002	534,586	1,706,618
Depreciation		609,485	1,836,144	607,051	1,811,257
Depreciation of right-of-use assets		82,149	246,674	86,997	257,364
Amortization of intangible assets		121,303	353,598	111,789	346,467
Commissions		595,224	1,709,143	491,112	1,439,334
Interconnection charges		100,532	298,029	107,890	319,981
International interconnection fees		33,492	94,998	39,315	102,600
Purchase of inventories		918,837	2,148,805	597,807	1,802,681
Changes of inventories		11,497	69,431	139,551	103,534
Sales commission		669,840	1,951,150	623,889	1,863,071
Service cost		243,475	674,897	214,627	615,753
Purchase of contents		180,439	533,515	177,134	526,725
Utilities		110,345	295,274	108,165	297,153
Taxes and dues		50,388	149,546	50,866	152,038
Rent		31,071	91,806	30,681	89,859
Insurance premium		14,685	37,760	15,840	39,955
Installation fee		120,577	357,756	118,748	346,796
Advertising expenses		36,849	97,403	38,996	96,722
Research and development expenses		79,545	221,687	53,965	171,589
Allowance for bad debts		11,056	34,933	11,945	37,242
Others		254,524	735,526	265,171	789,879

Total	~~W~~	4,768,096	13,354,077	4,426,125	12,916,618

(2)	Details of employee benefits for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Salaries & Wages	~~W~~	456,143	1,309,615	490,111	1,572,225
Post-employment benefits (defined benefit plan)		23,161	68,743	23,308	70,648
Post-employment benefits (defined contribution plan)		9,844	27,124	14,919	43,322
Share-based payment		1,616	4,982	1,751	3,489
Others		2,019	5,538	4,497	16,934

Total	~~W~~	492,783	1,416,002	534,586	1,706,618

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

21.	Other Income and Other Expenses

(1)	Other income for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Gain on disposal of property and equipment	~~W~~	2,564	12,739	8,721	31,000
Gain on disposal of right-of-use assets		1,068	2,039	525	2,084
Gain on disposal of intangible assets		—	1,641	—	99
Compensation on impairment of property and equipment		43,643	58,324	40,712	106,312
Gain on disposal of investments in subsidiaries and associates		—	6,725	34,421	65,303
Dividends received		10,820	43,967	2,267	41,413
Gain on government subsidies		357	474	9,102	23,309
Others		4,789	15,521	8,584	20,936

Total	~~W~~	63,241	141,430	104,332	290,456

(2)	Other expenses for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three- month		Nine- month	Three- month	Nine- month
Loss on disposal of property and equipment	~~W~~	8,361	31,514	10,702	43,260
Loss on disposal of right-of-use assets		883	2,119	148	1,421
Loss on disposal of intangible assets		1,834	6,531	415	7,532
Loss on disposal of investments in subsidiaries and associate		251	251	—	3,154
Donations		1,080	4,740	30	2,715
Others		9,062	26,870	28,680	68,084

Total	~~W~~	21,471	72,025	39,975	126,166

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

22.	Finance Income and Costs

(1)	Details of financial income for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Interest income	~~W~~	46,471	139,137	53,152	166,925
Gain on foreign currency transactions		74,187	80,537	1,842	6,608
Gain on foreign currency translation		(161,311)	98,242	(3,355)	15,712
Gain on derivative transactions		11,784	11,784	—	—
Gain on valuation of derivatives		8,115	8,115	(136,699)	61,112
Dividends income		13,819	51,802	11,691	51,339
Gain on disposal of financial instruments		—	140	1,510	6,500
Gain on valuation of financial instruments		—	1,159	—	2,746

Total	~~W~~	(6,935)	390,916	(71,859)	310,942

(2)	Details of financial costs for the three- and nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Interest expenses	~~W~~	57,608	186,451	61,807	200,368
Loss on foreign currency transactions		2,639	8,441	1,401	5,404
Loss on foreign currency translation		18,655	41,692	(142,285)	62,865
Loss on derivative transactions		74,791	78,515	129	129
Loss on valuation of derivatives		(159,395)	87,984	(193)	—
Loss on disposal of trade receivables		1,189	4,650	1,149	4,736
Loss on valuation of financial instruments		—	10,144	—	7,057
Loss on disposal of financial instruments		—	1,193	1,335	2,886

Total	~~W~~	(4,513)	419,070	(76,657)	283,445

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2025, is 19.0%.

24.	Earnings per Share

Basic earnings per share for the three- and nine-month periods ended September 30, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	289,621	1,013,064	309,792	978,323
Weighted average number of ordinary shares outstanding (In number of shares)		241,382,469	243,633,295	245,825,775	245,937,306

Basic earnings per share (In Korean won)	~~W~~	1,200	4,158	1,260	3,978

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Diluted Earnings per Share

Diluted earnings per share from operations are calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

	2025			2024
	Three-month		Nine-month	Three-month	Nine-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	289,621	1,013,064	309,792	978,323
Diluted profit attributable to ordinary shares (In millions of Korean won)		289,621	1,013,064	309,792	978,323
Number of dilutive potential ordinary shares outstanding (In number of shares)		11,767	47,171	99,797	77,760
Weighted average number of ordinary shares used for calculating diluted earnings per share (In number of shares)		241,394,236	243,680,466	245,925,572	246,015,066

Diluted earnings per share (In Korean won)	~~W~~	1,200	4,157	1,260	3,977

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	1,013,064	978,323
2. Adjustments for:
Income tax expense		237,904	304,953
Interest income		(139,137)	(166,925)
Interest expense		186,451	200,368
Dividend income		(95,769)	(92,752)
Depreciation		1,872,114	1,841,237
Amortization of intangible assets		357,410	353,223
Depreciation of right-of-use assets		246,674	257,364
Provisions for post-employment benefits (defined benefits)		77,849	82,375
Allowance for bad debts		44,947	53,909
Gain on disposal of investments in subsidiaries, associates and joint ventures		(6,474)	(62,149)
Loss on disposal of property and equipment		18,775	12,260
Loss on disposal of intangible assets		4,890	7,433
Loss (Gain) on disposal of right-of-use assets		80	(663)
Loss (Gain) on foreign currency translation		(56,550)	47,153
Loss (Gain) on valuation of derivatives, net		146,600	(60,983)
Loss on valuation of financial assets at fair value through profit or loss		8,985	4,311
Loss (Gain) on disposal of financial assets at fair value through profit or loss		1,046	(3,935)
Others		(82,710)	(13,331)
3. Changes in operating assets and liabilities
Increase in trade receivables		(313,318)	(72,053)
Decrease (Increase) in other receivables		(13,630)	29,573
Increase in other current assets		(552,977)	(109,274)
Decrease (Increase) in other non-current assets		(73,439)	5,958
Decrease in inventories		103,484	126,381
Increase in trade payables		296,847	51,216
Decrease in other payables		(39,788)	(100,871)
Decrease in other current liabilities		(20,178)	(65,116)
Decrease in other non-current liabilities		(5,336)	(6,712)
Decrease in provisions		(1,658)	(189)
Increase in deferred revenue		57,115	4,680
Payment of post-employment benefits (defined benefits)		(228,701)	(234,439)
Decrease in plan assets		212,737	178,629

4. Cash generated from operations (1+2+3)	~~W~~	3,257,307	3,549,954

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of the current portion of borrowings	~~W~~	1,387,662	2,270,605
Reclassification of construction-in-progress to property and equipment		1,437,090	1,317,113
Change of other payables relating to acquisition of property and equipment		(329,599)	(57,780)
Change of other payables relating to acquisition of intangible assets		(272,955)	(272,955)
Reclassification of other payables from net defined benefit liabilities		(20,587)	(15,096)
Increase in financial assets due to stock exchange		—	52,841

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,871,919	(923,180)	—	(77,522)	—	(61,360)	6,809,857
Lease liabilities		759,743	(240,046)	210,775	—	—	(38,973)	691,499
Derivative liabilities		—	—	—	—	6,626	—	6,626
Derivative assets		(442,144)	126,738	—	—	39,341	55,349	(220,716)

Total	~~W~~	8,189,518	(1,036,488)	210,775	(77,522)	45,967	(44,984)	7,287,266

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(475,338)	—	61,699	—	4,768	7,151,062
Lease liabilities		851,610	(236,112)	219,088	—	—	(41,693)	792,893
Derivative liabilities		23,076	(855)	—	—	—	(22,221)	—
Derivative assets		(156,774)	—	—	(59,494)	(16,402)	22,418	(210,252)

Total	~~W~~	8,277,845	(712,305)	219,088	2,205	(16,402)	(36,728)	7,733,703

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

27.	Related Party Transactions

(1)	The list of related parties of the Company as of September 30, 2025, is as follows:

Relationship	Name of Entity
Subsidiaries	79 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	49 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company, etc.

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended September 30, 2025 is ~~W~~ 381,835 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Significant balances of receivables and payables in relation to transaction with related parties as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Telecop Co., Ltd.	~~W~~	699	—	115	—	29,870	—
KTCS Corporation		—	—	7,026	—	58,170	1
KTIS Corporation		12,636	—	—	—	51,726	—
KT Service Bukbu Co., Ltd.		20	—	7	—	21,543	—
KT Service Nambu Co., Ltd.		—	—	45	—	38,953	—
KT Skylife Co., Ltd.		27,582	—	7,140	9,106	7,711	—
KTDS Co., Ltd.		1,123	—	1,585	—	99,148	—
KT Estate Inc.		—	—	42,364	—	33,227	8,392
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		382	—	—	—	2,637	—
BC Card Co., Ltd. [1]		524	—	7,164	—	12,428	5
KT Sat Co., Ltd.		1,090	—	—	—	1,199	—
KT Alpha Co., Ltd.		5,660	—	1,728	—	8,378	—
KT Commerce Inc.		17	—	85	2,523	12,767	11,926
KT M&S Co., Ltd.		65	—	213	—	58,397	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		—	—	17,778	—	24,168	—
KT M Mobile Co., Ltd.		60,130	—	70	2	3,385	—
kt Nasmedia, Inc. (formerly. Nasmedia, Co., Ltd.)		1,212	—	92	—	41	—
KT MOS Bukbu Co., Ltd.		63	—	2	—	14,046	—
KT MOS Nambu Co., Ltd.		—	—	25	—	13,513	—
KT Engineering Co., Ltd		773	—	—	611	49,604	—
KT Studio Genie Co., Ltd.		32	—	12,535	—	30,615	—
kt cloud Co., Ltd.		13,087	—	2	—	67,800	35
East Telecom LLC		5,197	15,943	—	99	—	—
kt netcore Co. Ltd		224	—	6	25,746	50,775	—
kt p&m Co. Ltd		128	—	1	—	11,829	—
Others		6,942	—	9,788	2,443	12,727	10,031
Associates and joint ventures
K Bank Inc.		488	—	3,739	—	—	—
Others		371	—	9	112	224	686

Total	~~W~~	138,445	15,943	111,519	40,642	714,881	31,076

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	—	2	—	11,050	—
KT Telecop Co., Ltd.		224	—	978	1,137	29,487	—
KTCS Corporation		186	—	5,466	—	53,067	4
KTIS Corporation		12,956	—	—	—	46,564	—
KT Service Bukbu Co., Ltd.		19	—	3	—	24,652	—
KT Service Nambu Co., Ltd.		—	—	—	—	25,537	—
KT Skylife Co., Ltd.		27,816	—	5,223	—	20,335	—
KTDS Co., Ltd.		1,067	—	2,005	—	135,524	—
KT Estate Inc.		581	—	42,422	—	22,115	3,743
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		1,006	—	1,541	—	5,018	—
BC Card Co., Ltd. [1]		4,402	—	6	—	12,288	5
KT Sat Co., Ltd.		1,266	—	—	—	1,309	—
KT Alpha Co., Ltd.		5,738	—	25	2,081	5,516	—
KT Commerce Inc.		14	—	99	8,640	23,215	6,007
KT M&S Co., Ltd.		223	8,400	71	—	52,773	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		1	—	14,715	—	14,996	—
KT M Mobile Co., Ltd.		49,224	—	51	—	4,016	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		1,549	—	1	—	42	—
KT MOS Bukbu Co., Ltd.		64	—	736	—	15,122	—
KT MOS Nambu Co., Ltd.		—	—	211	—	12,881	—
KT Engineering Co., Ltd		—	—	367	2,965	123,402	—
KT Studio Genie Co., Ltd.		15	—	4,825	1,235	30,524	—
KT cloud Co., Ltd.		31,683	—	274	—	47,789	345
East Telecom LLC		5,811	15,307	—	89	—	—
Others		15,099	—	1,871	2,746	13,071	18
Associates and joint ventures
K Bank Inc.		518	—	3,706	—	1	—
Others		247	—	20	117	365	963

Total	~~W~~	159,709	23,707	84,618	19,010	730,659	11,085

[1]	As of September 30, 2025, the unsettled amount of ~~W~~ 12,368 million (December 31, 2024: ~~W~~ 12,145 million) in credit card transaction with BC Card Co., Ltd. is included in other payables.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(5)	Significant transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Sales			Purchases		Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Telecop Co., Ltd. [1]	~~W~~	7,109	—	111,309	2,002	—	2	—	—
KTCS Corporation [1]		77,014	2	268,154	22	—	—	—	318
KTIS Corporation		60,952	—	276,269	—	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		7,957	—	162,890	3,025	—	—	—	—
KT Service Nambu Co., Ltd. [1]		12,064	8	251,386	4,177	1	—	—	—
KT Skylife Co., Ltd. [1]		108,125	8	13,790	55	—	—	—	8,368
KTDS Co., Ltd. [1]		10,127	—	322,484	36,431	—	1	—	6,096
KT Estate Inc. [1]		44,300	—	58,115	1,476	23,551	—	499	6,876
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.) [1]		10,006	—	8,937	1,400	—	—	—	—
BC Card Co., Ltd.		7,392	20	19,658	—	2	1	—	—
KT Sat Co., Ltd.		4,868	—	7,706	—	—	—	—	—
KT Alpha Co., Ltd.		48,130	—	29,413	—	—	2	—	—
KT Commerce Inc. [1]		935	—	52,980	47,889	8,513	—	498	—
KT M&S Co., Ltd.		215,462	36	228,831	—	—	—	—	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		340	—	43,013	—	—	—	—	—
KT M Mobile Co., Ltd.		218,550	105	4,521	—	—	—	—	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		259	—	951	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		1,982	—	70,783	4,998	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		2,869	—	69,068	5,383	—	—	—	—
KT Engineering Co., Ltd. [1]		2,234	15	30,311	105,396	—	—	—	—
KTHS Corporation (formerly. KHS Corporation)		14	—	7,711	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		788	—	7,413	60,680	—	1	—	—
kt cloud Co., Ltd.		60,348	—	177,748	—	—	—	6	—
kt netcore Co. Ltd [1,2]		11,409	—	172,039	267,412	—	—	1	—
kt p&m Co. Ltd [1,2]		2,284	—	34,179	11,801	—	—	—	—
Others [3]		39,158	13	83,168	2,722	10,529	1	25	12,519
Associates and joint ventures
K Bank Inc.		5,896	—	4	—	—	—	—	—
Others [4]		1,582	—	11,364	—	—	1	25	5,079
Others
Others		2	—	—	—	—	—	—	—

Total	~~W~~	962,156	207	2,524,195	554,869	42,596	9	1,054	43,967

[1]	The amount of acquisition of property, equipment and others is included.
[2]	kt netcore Co., Ltd. and kt p&m Co., Ltd. were established in the fourth quarter of 2024.
[3]	Transactions with KT Linkus Co., Ltd., PlayD Co., Ltd. and Initech Co., Ltd. before it was excluded from subsidiaries are included.
[4]	Transactions with Trustay Co., Ltd. before they were excluded from associates and joint ventures are included.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Sales			Purchases		Acquisition of right-of- use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd. [1]	~~W~~	4,093	12	44,284	71	1	—	—	—
KT Telecop Co., Ltd. [1]		5,595	—	105,535	10	—	3	—	—
KTCS Corporation		68,763	4	259,402	1	1	—	—	318
KTIS Corporation [1]		54,441	127	250,884	849	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		9,293	—	158,184	1,515	—	—	—	—
KT Service Nambu Co., Ltd. [1]		11,289	—	195,587	2,139	—	—	—	—
KT Skylife Co., Ltd. [1]		107,248	6	14,240	50	—	—	—	8,368
KTDS Co., Ltd. [1]		10,236	—	329,017	41,033	—	1	—	4,848
KT Estate Inc. [1]		41,878	11	60,523	1,116	24,475	—	463	8,600
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		11,142	—	9,418	—	—	—	—	—
BC Card Co., Ltd.		7,139	—	21,804	—	5	2	—	4,589
KT Sat Co., Ltd.		5,535	—	8,562	—	—	—	—	—
KT Alpha Co., Ltd.		46,621	—	33,172	—	—	2	—	—
KT Commerce Inc. [1]		899	—	59,461	82,863	3,682	—	78	—
KT M&S Co., Ltd.		258,329	24	207,083	—	—	—	—	—
GENIE Music Corporation		300	—	42,116	—	—	—	—	—
KT M Mobile Co., Ltd.		192,555	92	2,543	—	—	—	—	—
Nasmedia, Co., Ltd.		209	2	2,197	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		1,441	—	69,661	4,903	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		2,331	—	69,028	4,993	—	—	—	—
KT Engineering Co., Ltd. [1]		1,769	—	28,193	99,316	—	—	—	—
KTHS Corporation (formerly. KHS Corporation)		12	—	5,615	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		123	—	5,118	50,300	—	—	—	—
kt cloud Co., Ltd. [1]		73,085	—	113,396	259	1	1	5	—
Others [2]		28,645	355	79,222	287	11	2	1	5,855
Associates and joint ventures
K Bank Inc.		4,096	—	110	—	—	918	—	—
Others [3]		2,943	—	8,510	—	14	—	39	4,124
Others
Others		31	4	—	—	—	—	—	—

Total	~~W~~	950,041	637	2,182,865	289,705	28,190	929	586	41,413

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with Lolab Co., Ltd. before it was excluded from subsidiaries are included.
[3]	Transactions with LS Marine Solution Co., Ltd. and QTT Global (Group) Company Ltd. before they were excluded from associates and joint ventures are included.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(6)	Key management compensation for the nine-month periods ended September 30, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Short-term benefits	~~W~~	1,515	1,224
Post-employment benefits		210	145
Stock-based compensation		714	883

Total	~~W~~	2,439	2,252

(7)	Fund transactions with related parties for the nine-month periods ended September 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Loan transactions			Borrowing transactions [1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	37,800	—	—	—
KT Estate Inc.		—	—	58	18,159	—
Others		—	—	18,503	3,190	(3,212)
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
Others Investment Association		—	—	—	301	(1,555)

Total	~~W~~	29,400	37,800	18,561	21,650	233

[1]	Borrowing transactions include lease transactions.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions [1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	44,100	47,600	—	—	—
KT Estate Inc.		—	—	—	18,881	—
KT ES Pte. Ltd.		—	—	—	—	68,270
Others		—	—	3,682	514	(2,817)
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund [1]		—	—	—	—	(1,820)
TeamFresh Corp. [2]		—	—	—	—	52,841
Others Investment Association		—	—	—	295	1,985

Total	~~W~~	44,100	47,600	3,682	19,690	123,459

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

(8)	As of September 30, 2025, the Company has entered into a credit card agreement with a limit of ~~W~~18,713 million (December 31, 2024: ~~W~~18,481 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and others according to the agreement. As of September 30, 2025, the Company is planning to make an additional investment of ~~W~~41,690 million.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

28.	Fair Value

During the period ended September 30, 2025, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amount and fair value of financial instruments by category as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,095,457	[1]	1,540,570	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,294,387	[1]	3,099,178	[1]
Financial assets at fair value through other comprehensive income		211,963	211,963	114,774	114,774
Other financial assets
Financial assets measured at amortized cost		80,465	[1]	80,465	[1]
Financial assets at fair value through profit or loss		431,829	431,829	456,224	456,224
Financial assets at fair value through other comprehensive income		1,800,896	1,800,896	1,458,891	1,458,891
Derivative financial assets for hedging purpose		220,715	220,715	442,144	442,144

Total	~~W~~	7,135,712		7,192,246

Financial liabilities

Trade and other payables	~~W~~	4,185,665	[1]	4,315,375	[1]
Borrowings		6,809,857	6,808,962	7,871,919	7,769,937
Other financial liabilities
Financial assets at fair value through profit or loss		28	28	28	28
Derivative financial liabilities for hedging purpose		6,626	6,626	—	—

Total	~~W~~	11,002,176		12,187,322

[1]	The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	211,963	—	211,963
Other financial assets
Financial assets at fair value through profit or loss		—	—	431,829	431,829
Financial assets at fair value through other comprehensive income		1,659,881	—	141,015	1,800,896
Derivative financial assets for hedging		—	220,715	—	220,715

Total	~~W~~	1,659,881	432,678	572,844	2,665,403

Liabilities
Borrowings	~~W~~	—	6,808,962	—	6,808,962
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28
Derivative financial liabilities for hedging			6,626	—	6,626

Total	~~W~~	—	6,815,588	28	6,815,616

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		—	—	456,224	456,224
Financial assets at fair value through other comprehensive income		1,317,876	—	141,015	1,458,891
Derivative financial assets for hedging		—	442,144	—	442,144

Total	~~W~~	1,317,876	556,918	597,239	2,472,033

Liabilities
Borrowings	~~W~~	—	7,769,937	—	7,769,937
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28

Total	~~W~~	—	7,769,937	28	7,769,965

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the nine-month periods ended September 30, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	456,224	141,015	28
Acquisition		8,538	—	—
Transfer		(105)	145	—
Disposal		(5,354)	(145)	—
Amount recognized in profit or loss		(27,474)	—	—

Ending balance	~~W~~	431,829	141,015	28

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		15,366	—	—
Transfer		48,645	—	—
Disposal		(13,140)	—	—
Amount recognized in profit or loss		9,319	—	—

Ending balance	~~W~~	501,511	201,189	1,403

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	September 30, 2025
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	211,963	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		431,829	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		220,715	2	DCF Model
Liabilities
Borrowings	~~W~~	6,808,962	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		6,626	2	DCF Model

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		456,224	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		442,144	2	DCF Model
Liabilities
Borrowings	~~W~~	7,769,937	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

KT Corporation

Notes to the Separate Interim Financial Statements

As of September 30, 2025 and 2024, and December 31, 2024

29.	Events After the Reporting Period

(1)	The Company decided on a quarterly dividend at the Board of Directors dated October 21, 2025, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 600 (Total dividend: ~~W~~ 144,657 million)
Dividend yield	1.2%
Dividend report date	November 5, 2025
Dividend pay date	November 20, 2025

(2)

As of September 30, 2025, the company has notified customers affected by unauthorized small sum-payments and security incidents. The company is carrying out its own customer care measures in connection with the incident. Implementing these customer care measures is expected to result in a decrease in operating revenue and an increase in operating expenses; however, as of the end of the current quarter, the financial impact cannot be reasonably estimated.